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05009033

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tomorrow Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 16 2005
THOMSON

**NEW ADDRESS

FILE NO. 82- 4256 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/16/05

Tomorrow International Holdings Limited

(Incorporated in Bermuda with limited liability)

12-31-04
AR/S



2004 Annual Report

Contents

Corporate Information

DIRECTORS

Executive Directors

YAU Tak Wah, Paul *(Chairman)*
LOUIE Mei Po
WONG Shin Ling, Irene
TAM Wing Kin
TAM Ping Wah

Independent Non-executive Directors

NG Wai Hung
CHEUNG Chung Leung, Richard
WU Wang Li (appointed on 27th September 2004)

COMPANY SECRETARY

MA Wing Kuen, Ricky

AUDITORS

CCIF CPA Limited

LEGAL ADVISERS IN HONG KONG

Vincent T.K. Cheung, Yap & Co.

LEGAL ADVISERS ON BERMUDA LAW

Conyers, Dill & Pearman

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

27th Floor, Henley Building
5 Queen's Road Central
Hong Kong

PRINCIPAL SHARE REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Room 1901-1905
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Credit Suisse
UBS
The Hongkong and Shanghai Banking Corporation Limited
Fubon Bank (Hong Kong) Limited
Industrial and Commercial Bank of China (Asia) Limited

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Monday, 30th May 2005 at 12:00 noon for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st December, 2004.

2. To re-elect retiring directors and to authorise the board of directors to fix the directors' remuneration.

3. To appoint CCIF CPA Ltd. as auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A) "**THAT**:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined); (b) the exercise of rights of subscription or conversion attaching to any warrants issued by the Company or any securities which are convertible into shares of the Company; (c) any share option scheme of the Company; and (d) any scrip dividend or similar arrangement providing for the allotment of shares in the Company in lieu of the whole or part of a dividend on shares in accordance with the Bye-laws of the Company in force from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under (A)(i) and A(ii) shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares, or offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(B) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company subject to and in accordance with all applicable laws and the Bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares in the capital of the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under paragraph (B)(i) shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the general mandate granted to the directors to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to resolution numbered 4(A) above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution numbered 4(B) above."

5. To transact any other business of the Company.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 28 April 2005

Notice of Annual General Meeting

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the head office and principal place of business of the Company at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With reference to Resolution 4(B) above, the explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to shareholders in due course.

Chairman's Statement

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the 2004 audited annual results of the Company, its subsidiaries and associates, collectively the Group, for the year ended 31 December 2004.

RESULTS

The Group's profit attributable to shareholders for the year was HK$30.5 million (2003: HK$11.7 million), an increase of 160.7% from the previous year. Earnings per share amounted to HK$10.67 cents, compared with HK$4.09 cents in the previous year. At 31 December 2004, the Group's net cash position amounted to HK$397.7 million (2003: HK$456.6 million), representing 53.8% of the shareholders fund of HK$739.2 million (2003: 1HK$698.2 million).

The Board does not recommend the payment of any final dividend (2003: Nil).

BUSINESS REVIEW

In 2004, the confidence of the Hong Kong economy gained a full recover after the SARS had been over. It benefited the local retails and property markets together with the service industries at large. However, the manufacturing and export businesses in Hong Kong had continuously confronted with keen competition from the exporters in other Asian countries including Mainland China. The economic condition in the US and the European market was also another major factor. In view of the weakened US dollar currency and the rising oil prices, the consumption power in the American market had been suppressed. On the other hand, the economy in European countries was still stagnated in spite of the strong Euro currency. For the year ended 31 December 2004, the total turnover of the Group's electronic business slightly decreased by 5.4 % to HK$500.6 million (2003: HK$529.3 million).

The turnover of the Electronic Products Division moderately decreased by 1.7% to HK$391.6 million (2003: HK$398.4 million) on a year-on-year basis. It was mainly due to the unsatisfactory business performance in both the US and European market during the year under review. Price competition in these markets was persistent and it did not show any improvement yet. Nevertheless, the new business in the production of lithium rechargeable battery parts had been growing rapidly and performed satisfactorily in the year of 2004. It had already provided a profit contribution to the Group. On the other hand, in order to remain competitive in the market, the Group had exercised stringent cost controls which substantially reduced the operating costs. Although it recorded a decrease in turnover, the segmental profits contributed by the Electronic Products Division remained approximately the same when compared with last year.

Market competition and quality issues continually hindered the development of printed circuit board ("PCB") business. The turnover for the manufacture and sale of PCB decreased by over 16.7% to HK$109.0 million (2003: HK$130.9 million) and it suffered an operating loss of HK$18.3 million (2003: loss HK$18.3 million) for the year under review.

Chairman's Statement

Regarding the manufacture and sale of optical products, Swank International Manufacturing Company Limited ("Swank") recorded a turnover of HK$174.9 million (2003: HK$192.2 million), representing a decrease of 9% compared with last year. Sales orders for the current year were HK$176.2 million, versus last year of HK$195.8 million. The gross profit margin decreased from 12.4% last year to 10.4% this year.

In 2004, with a more active stock market, turnover derived from trading of listed equity investments increased to HK$15.5 million (2003: HK$0.9 million).

As low interest rate in Hong Kong prevailed, the loan interest income from provision of loan financing for 2004 amounted to HK$0.1 million (2003: HK$0.4 million).

In 2003, the Group entered into a sale and purchase agreement with SW Kingsway Capital Holdings Limited and its subsidiaries ("SW Kingsway Group"), whereby the Group sold approximately 593.7 million shares of Swank to SW Kingsway Group, representing approximately 19.0% of the issued share capital of Swank, at a total consideration of approximately HK$16.0 million. The transaction gave rise to a total gain of approximately HK$16.0 million, of which approximately HK$8.5 million was booked in year 2004 and the remaining gain was booked in year 2003.

Following years of decline, the local property market revived at a fast pace during the year under review. To seize this opportunity, the Group invested in luxury residential properties. By end of 2004, the Group recorded a valuation surplus of HK$9.7 million in respect of its investment properties. This has been accounted for as a reserve movement.

FUTURE PLANS

In the year ahead, the interest rate hikes and the high oil prices will be the main obstacles on the economic growth of the global economy. A sign of rising inflation has recently been found in the US and European countries. Nevertheless, with a growth momentum in the US economy and the strong Euro which has strengthened the consumers' purchasing power in Europe, an expectation of a recovery in the consumer market is still optimistic.

Research and development is always our strength and target. The process of product upgrade and diversification has been going on without a pause. The Group has placed more emphasis on the wireless applications and radio-frequency products which are believed to be the prevailing trend in the consumer electronics market. With newly developed product lines, it empowers the Group to reach a more sophisticated market of lesser price sensitivity and competition. On the other hand, the Group is open to any opportunity in business co-operation or partnership with well-known electronic enterprises in the industry. It enables the Group to enter new product markets and to enhance its production capability.

Chairman's Statement

Optical industry continues to be a growing industry and eyewear has basically shifted from its basic functions of eye protection and vision correction to become more fashionable products. To cope with the shortening product life cycles and the increasing fashion elements in products, we will put in more resources in the samples production as well as the research and development department so as to give more quality and fashionable choices to our customers by introducing more new design concepts, new material and new technology. We also tend to restructure each single sizable production line into a number of smaller production lines in order to increase the production flexibility. Coupled with certain production flow changes as suggested by some renowned Japanese consultants, we will be able to capture the growing market opportunities with improved operational efficiency. On the other hand, various cost-saving measures have proven to be effective in 2004 and will continue in 2005. We remain optimistic about the future of our optical division.

With a pick-up in Hong Kong's property market, the Group is expected to share a satisfactory return upon appreciation in value of those properties. In fact, some of the luxury residential properties have been disposed or agreed to be disposed with a gain.

The management team is seeking to maximize the advantages afforded by our strong financial position, while maintaining strict cost controls. While searching for investment opportunities to increase our potential for earnings growth, we will continue to focus on our core business.

On behalf of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 22 April 2005

Management Discussion and Analysis

FINANCIAL REVIEW

In 2004, Hong Kong economy has enjoyed a remarkable economic recovery, the Group's total net assets increased by HK$41 million compared with last year. Details of variance are summarised as followed:

Details of the variances are summarised as follows:

	Increase/(Decrease) in the Group's total net assets HK$ million
Property, plant and equipment	(16.4)
Investment properties	93.0
Negative goodwill	13.1
Interests in associates	1.6
Prepaid rental	(0.7)
Rental deposits	(0.4)
Deferred product development costs	1.1
Properties held for sale	0.3
Short term investments	7.5
Inventories	11.5
Accounts receivable, bills receivable, prepayments, deposits and other receivables	(38.9)
Loans receivable and interest receivable on loans	(9.2)
Cash and bank balances and time deposits	(58.9)
Accounts payable, other payables and accrual	33.8
Amount due to associates	0.1
Taxation (including tax payable and deferred tax liabilities)	1.2
Provision for long service payments	0.3
Minority interests	2.0
Net increase in Group's total net assets	41.0

As at 31 December 2004, the Group's properties in both Hong Kong and the Mainland China were revaluated by a professional valuer in accordance with the open market values. A revaluation surplus of approximately HK$0.4 million, HK$9.7 million and HK$8.0 million have been credited to property revaluation reserve, investment property reserve and profit and loss account respectively.

With an optimistic view in the future of property market especially in luxury residential property, the Group invested in luxury residential properties in 2004.

During the year, a total of HK$13.1 million negative goodwill was recognised as income, including that arising from the disposal of 312,486,000 Swank's shares in January 2004.

A tighter control was exercised on the trade receivables that successfully reduced the receivable balances throughout the year under review. On the other hand, the accounts payable dropped by a similar amount because a balancing position was considered necessary. In addition, a shorter credit period might induce more attractive price on material purchases.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2004, cash and bank balances (including time deposits) maintained by the Group were HK$397.7 million (2003: HK$456.6 million), representing a decrease of HK$58.9 million compared with the position as at 31 December 2003. On the other hand, the Group has available banking facilities of HK$28.3 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 19.5% as at 31 December 2004, comparing with 23.7% as at 31 December 2003.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 31 December 2004, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

CORPORATE TRANSACTIONS

On 20 January 2005, China Time Investment Holdings Limited (the "Offeror") entered into a sale and purchase agreement (the "S&P Agreement"), amongst others, with Probest Holdings Inc. ("Probest"), a subsidiary of the Company and subsidiaries of SW Kingsway Group, pursuant to which the Offeror conditionally agreed, inter alia, to acquire 1,437,396,440 and 437,521,205 shares of Swank, representing approximately 46% and 14% of the existing issued share capital of Swank from Probest and SW Kingsway Group respectively for total consideration of approximately HK$56 million (i.e. equivalent to HK$0.03 per share).

Subject to completion of the S&P Agreement (the "Completion"), the Offeror will be obliged under Rule 26 of the Takeovers Code to make a mandatory cash offer to acquire all the issued shares of Swank (other than those already owned by the Offeror and parties acting in concert with it).

On 20 January 2005, Swank, Probest and Profitown Investment Corporation ("Profitown") also entered into a conditional loan restructuring agreement (the "Loan Restructuring Agreement"). Pursuant to the terms of the Loan Restructuring Agreement, subject to Completion taking place, Profitown will issue a new promissory note in favour of Probest, in consideration of Probest waiving portion of the outstanding loan due and owing by Swank to Probest under the existing promissory note and releasing Swank from all future obligations and liabilities under the existing promissory note and Swank will also execute a guarantee to guarantee Profitown's obligations in respect of interest payment under the new promissory note.

On Completion, Swank, Probest, Profitown and the Company will enter into a shareholders agreement, the principal terms of which will include unanimous board approval on material issues regarding Profitown, a put option exercisable by Swank in respect of its shares in Profitown and an indemnity by Probest in favour of Profitown in the event of deficit in the net tangible asset value of Profitown during the 30-month period from the completion date. On Completion, Probest and the Company will also execute a deed in favour of the Offeror. Under certain events, Probest will indemnify the Offeror.

For details of the above transactions, please refer to the announcement dated 18 April 2005.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2004, the Group employed approximately 4,720 employees, with about 4,590 in the Mainland China and about 130 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

Biographical Details of Directors and Senior Management

EXECUTIVE DIRECTORS

Mr. YAU Tak Wah, Paul - Chairman, aged 49, is the founder of the Group and is primarily responsible for corporate strategic planning. He holds a bachelor of science degree in mechanical engineering and has more than 20 years' experience in the electronics industry. Before he established the Group, Mr. Yau worked as design engineer in a renowned US electronics company operating in Hong Kong where he gained invaluable experience in production design and established close business relationships with various electronics manufacturers in Hong Kong.

Ms. LOUIE Mei Po - Director, aged 37, is responsible for business investment and development of the Group. Ms. Louie holds a master's degree in Business Administration and a bachelor's degree in Social Science from the Chinese University of Hong Kong. Prior to joining the Group, Ms. Louie was the executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She has over ten years' experience in business investment and development. She joined the Group in February 2000.

Ms. WONG Shin Ling, Irene - Director, aged 44, is responsible for management and administration of the Group. Ms. Wong has over 12 years of experience in the field of property development and management. Prior to joining the Group, she was an executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She joined the Group in February 2000.

Mr. TAM Wing Kin - Director, aged 39, is responsible for finance of the Group. He is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants. He is also a Certified Public Accountant (Practising). Prior to joining the Group, he worked for an international accountancy firm and two listed companies in Hong Kong. He has over 15 years of experience in accounting field. He joined the Group in February 2000.

Mr. TAM Ping Wah - Director, aged 49, has more than 20 years' experience in electronics business. Being a graduate from Simon Fraser University in Canada in 1979, Mr. Tam first worked at a leading electronics company operating in Hong Kong as regional marketing manager and obtained extensive exposure to the North American and European markets. He joined the Group in 1983 and is responsible for the manufacturing and sales operations of the Group's Electronic Products Division.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. NG Wai Hung - Director, aged 41, is a practicing solicitor and a partner in Iu, Lai & Li, a Hong Kong firm of solicitors and notaries. Mr. Ng has extensive experience in the area of securities law, corporate law and commercial law in Hong Kong and has been involved in initial public offerings of securities in Hong Kong as well as corporate restructuring, mergers and acquisitions and takeovers of listed companies. He frequently advises multinational and Hong Kong corporations on private equity investments, joint ventures as well as regulatory compliance. He joined the Group in March 2000.

INDEPENDENT NON-EXECUTIVE DIRECTORS (continued)

Mr. CHEUNG Chung Leung, Richard - Director, aged 51, has over 20 years of experience as an architect and real estate investment adviser. He is also the Executive Chairman of China SMS Limited. He graduated from the University of Hong Kong with degrees of Bachelor of Arts (Architectural Studies) and Bachelor in Architecture. He is a member of the Hong Kong Institute of Architects and a Registered Architect pursuant to the Architects Registration Ordinance. He joined the Group in March 2000.

Mr. WU Wang Li - Director, aged 30, has over 8 years of experience in the auditing and accounting profession and consulting services. He is a director of GK Asia Capital Limited and is admitted to the status of Certified Practising Accountant of CPA Australia. He is also an independent non-executive director of Swank International Manufacturing Company Limited. He joined the Group in September 2004.

SENIOR MANAGEMENT

Mr. MA Wing Kuen, Ricky, aged 45, is the group financial controller and company secretary, responsible for financial, accounting and corporate secretarial functions. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Prior to joining the Group in 1995, he had accumulated more than 12 years' relevant experience in working with an international accounting firm, a major merchant bank and also holding senior financial positions in various trading and manufacturing companies in Hong Kong.

Mr. HUI Wing Ki, aged 60, is the operation director of the Group's Electronic Products Division, responsible for manufacturing and engineering functions. He has over 30 years' experience in the electronics industry. Prior to joining the Group in 1996, he was one of the founders in an electronic company listed in Hong Kong.

Mr. YEUNG Kam Tong, aged 51, is the director and general manager of E-Top PCB Limited and is responsible for the overall PCB operations of the Group. He holds a bachelor degree in chemical engineering. Prior to joining the Group in 1991, he worked for several PCB manufacturers at management level and had over 13 years' operation and management experience in PCB business.

Mr. Paul NG, aged 50, is the senior marketing manager responsible for the Group's sales and marketing activities relating to electronic products. He has over 20 years' experience in sales and marketing. He joined the Group in 1988.

Mr. LEUNG Hung Tat, aged 39, is the general manager, responsible for the manufacturing operations of the Group's Electronic Products Division. Prior to joining the Group in 1995, he worked as Quality Manager with an electronic manufacturer listed in Hong Kong for 5 years.

Mr. FONG Wing Hon, aged 39, is the R & D manager, responsible for the Group's product design and development and technical support. He holds a bachelor degree in electronic engineering and has over 10 years' experience in production engineering. He joined the Group in 1996.

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding.The Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing and the manufacture and sale of optical products.There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2004 and the state of affairs of the Company and of the Group at that date are set out in the financial statements on pages 25 to 71.

The directors do not recommend the payment of any dividend in respect of the year.

SUMMARY FINANCIAL INFORMATION

A summary of the results of the Group for the last five financial reporting years and of its assets, liabilities, and minority interests at the respective financial reporting year end dates, as extracted from the published audited financial statements of the Group, is set out below.

	Year ended 31 December				
	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS					
TURNOVER	**691,136**	722,782	741,077	544,174	659,807
PROFIT AFTER FINANCE COSTS	**22,414**	2,808	60,560	28,462	36,943
Share of profits less losses of associates	**2,791**	1,727	5,797	-	-
PROFIT BEFORE TAXATION	**25,205**	4,535	66,357	28,462	36,943
TAXATION	**(452)**	(1,778)	(4,675)	(3,079)	(5,424)
PROFIT BEFORE MINORITY INTERESTS	**24,753**	2,757	61,682	25,383	31,519
Minority interests	**5,758**	8,941	1,165	5,734	976
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	**30,511**	11,698	62,847	31,117	32,495

SUMMARY FINANCIAL INFORMATION (CONTINUED)

	Year ended 31 December				
	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS, LIABILITIES AND MINORITY INTERESTS					
PROPERTY, PLANT AND EQUIPMENT	**169,411**	185,769	201,955	138,811	135,800
INVESTMENT PROPERTIES	**93,000**	-	-	-	-
NEGATIVE GOODWILL	**(27,284)**	(40,346)	(58,671)	-	-
INTERESTS IN ASSOCIATES	**37,220**	35,581	30,894	-	-
PREPAID RENTAL	**2,640**	3,377	4,114	4,851	5,588
RENTAL DEPOSITS	–	388	972	517	397
DEFERRED PRODUCT DEVELOPMENT COSTS	**5,861**	4,783	4,195	4,459	4,131
LOANS RECEIVABLE	**2,000**	-	-	-	-
CURRENT ASSETS	**635,798**	725,510	676,241	575,477	421,444
TOTAL ASSETS	**918,646**	915,062	859,700	724,115	567,360
CURRENT LIABILITIES	**155,907**	191,046	136,492	87,647	146,674
PROVISION FOR LONG SERVICE PAYMENTS	**949**	1,243	1,465	-	-
DEFERRED TAX	**1,433**	1,433	1,433	1,433	1,433
TOTAL LIABILITIES	**158,289**	193,722	139,390	89,080	148,107
MINORITY INTERESTS	**21,136**	23,125	32,233	36,443	42,177
NET ASSETS	**739,221**	698,215	688,077	598,592	377,076

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, are set out in notes 28 and 29 to the financial statements.

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 30 to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

At 31 December 2004, the Company's reserves available for cash distribution and/or distribution in specie, calculated in accordance with the Companies Act 1981 of Bermuda (as amended), amounted to HK$404,309,000. In addition, the Company's share premium account, in the amount of HK$200,556,000 may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, sales to the Group's five largest customers accounted for 37% of the total sales for the year and sales to the largest customer included therein amounted to 14% of the total sales. Purchases from the Group's five largest suppliers accounted for 24% of the total purchases for the year and purchases from the largest supplier included therein amounted to 12% of the total purchases.

As far as the directors are aware, neither the directors, their associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) nor those shareholders (which, to the knowledge of the directors, own more than 5% of the Company's issued share capital) had any interest in the Group's five largest customers or suppliers.

DIRECTORS

The directors of the Company during the year were:

Executive directors:
Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin
Mr. Tam Ping Wah

Independent non-executive directors:
Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard
Mr. Wu Wang Li (appointed on 27 September 2004)

In accordance with clause 87 of the Company's Bye-laws, Ms. Wong Shin Ling, Irene and Mr. Cheung Chung Leung, Richard will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 13 to 14 of the Annual Report.

DIRECTORS' SERVICE CONTRACTS

Mr. Wu Wang Li was appointed as an independent non-executive director on 27 September 2004 and has entered into a service contract with the Company for a term of one year and subject to rotation and re-election in accordance with the Bye-laws of the Company. The annual director fee is HK$120,000.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Company within one year without payment other than statutory compensation.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2004, the interests of the directors in the share capital of the Company or its associated corporations (within the meaning of part XV of the Securities and Future Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Director	Notes	**Through controlled corporation**	**Percentage of the Company's issued share capital**
Mr. Yau Tak Wah, Paul	1	14,847,400	5.2
Mr. Tam Ping Wah	2	8,000	-

Notes:

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

2 These shares were held through Strong Trend International Limited, a company beneficially owned by Mr. Tam Ping Wah.

Save as disclosed above, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed in the share option scheme disclosures in note 29 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Company's directors, their respective spouse or minor children, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES AND UNDERLYING SHARES

As at 31 December 2004, the following interest of 5% or more in the issued share capital of the Company was recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Notes	**Capacity and nature of interest**	**Number of ordinary shares held**	**Percentage of the company's issue share capital**
Winspark Venture Limited	1	Directly beneficially owned	165,835,963	58.0
Mr. Yau Tak Wah, Paul	2,3	Through a controlled corporation	14,847,400	5.2

Notes:

1. The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.
2. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.
3. This shareholding is duplicated in the section headed "Directors' interests and short positions in shares and underlying shares" disclosed above.

Save as disclosed above, no person, other than the directors of the Company, whose interests are set out in the section "Directors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded under Section 336 of the SFO.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

CONNECTED PARTY TRANSACTIONS

Details of the connected party transactions are set out in note 33 to the financial statements.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 34 to the financial statements.

AUDIT COMMITTEE

The Company has an audit committee which was established in accordance with the requirements of the Code of Best Practice, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises the three independent non-executive directors of the Company.The Group's financial statements for the year ended 31 December 2004 have been reviewed by the audit committee, who are of the opinion that such statements comply with the applicable accounting standards, and legal requirements and that adequate disclosures have been made.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied throughout the year with the Code of Best Practice (the "Code") as set out by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in Appendix 14 of the Listing Rules, except that two independent non-executive directors of the Company, Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, are not appointed for specific terms as required by paragraph 7 of the Code. Mr. Wu Wang Li, the independent non-executive director of the Company, has entered into a service contract with the Company for a term of one year from 27 September 2004. All independent non-executive directors are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provision of the Company's Bye-laws.

CONFIRMATION OF INDEPENDENCE FROM INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Company's directors.

AUDITORS

During the year, Ernst & Young resigned as auditors of the Company and its subsidiaries on their own accord. CCIF CPA Limited (formerly known as Charles Chan, Ip & Fung CPA Ltd.) were appointed as the Company's auditors to fill up the casual vacancy.

A resolution for the appointment of CCIF CPA Limited as the auditors of the Company for the ensuing year will be proposed at the forthcoming annual general meeting.

On behalf of the board

Yau Tak Wah, Paul
Chairman

Hong Kong, 22 April 2005

CCIF

CCIF CPA LIMITED
37/F Hennessy Centre
500 Hennessy Road
Causeway Bay Hong Kong

To the Shareholders of
Tomorrow International Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 25 to 71 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report of the Auditors

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of its profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of Hong Kong Companies Ordinance.

CCIF CPA Limited
Certified Public Accountants
Hong Kong, 22 April 2005

Chan Wai Dune, Charles
Practising Certificate Number P00712

Consolidated Income Statement

Year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
TURNOVER	5	**691,136**	722,782
Cost of sales		**(599,715)**	(621,877)
Gross profit		**91,421**	100,905
Other revenue	6	**14,089**	11,652
Negative goodwill recognised as income		**13,062**	23,550
Gain on disposal of properties held for sale		**3,900**	-
Gain on disposal of partial interest in Swank		**8,458**	18,407
Surplus/(deficit) on revaluation of leasehold land and buildings, net		**4,843**	(1,015)
Write back of over-provision/(provision) against properties held for sale		**3,150**	(2,967)
Gain on disposal of interests in associates		**10,900**	-
Provision against loans receivable		**–**	(20)
Distribution costs		**(24,050)**	(27,194)
Administrative expenses		**(102,639)**	(109,870)
Other operating expenses		**(720)**	(10,640)
PROFIT FROM OPERATING ACTIVITIES	7	**22,414**	2,808
Share of profits less losses of associates		**2,791**	1,727
PROFIT BEFORE TAXATION		**25,205**	4,535
TAXATION	10	**(452)**	(1,778)
PROFIT BEFORE MINORITY INTERESTS		**24,753**	2,757
Minority interests		**5,758**	8,941
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	**30,511**	11,698
EARNINGS PER SHARE	12		
Basic		**10.67 cents**	4.09 cents
Diluted		**N/A**	N/A

The notes on pages 32 to 71 form an integral part of these financial statements.

Consolidated Balance Sheet

31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	13	**169,411**	185,769
Investment properties	14	**93,000**	-
Negative goodwill	15	**(27,284)**	(40,346)
Interests in associates	17	**37,220**	35,581
Prepaid rental	18	**2,640**	3,377
Rental deposits		**–**	388
Deferred product development costs	19	**5,861**	4,783
Loans receivable	20	**2,000**	-
		282,848	189,552
Current assets			
Properties held for sale	21	**6,000**	5,700
Short term investments	22	**7,491**	-
Inventories	23	**89,410**	77,910
Accounts receivable	24	**115,889**	140,416
Bills receivable		**574**	1,881
Loans receivable	20	**1,067**	12,321
Interest receivable on loans		**19**	12
Prepayments, deposits and other receivables		**17,624**	30,681
Time deposits		**290,469**	147,192
Cash and bank balances		**107,255**	309,397
		635,798	725,510
LIABILITIES			
Current liabilities			
Accounts payable	25	**92,704**	119,275
Amount due to associates	17	**12,647**	12,781
Other payables and accruals		**30,423**	37,622
Tax payable		**20,133**	21,368
		155,907	191,046
Net current assets		**479,891**	534,464
Total assets less current liabilities		**762,739**	724,016
Non-current liabilities			
Provision for long service payments	26	**949**	1,243
Deferred tax liabilities	27	**1,433**	1,433
		2,382	2,676
MINORITY INTERESTS		**21,136**	23,125
NET ASSETS		**739,221**	698,215

Consolidated Balance Sheet

31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
CAPITAL AND RESERVES			
Issued capital	28	**2,861**	2,861
Reserves	30(a)	**736,360**	695,354
		739,221	698,215

Approved and authorised for issue by the board of directors on 22 April 2005.

On behalf of the board

Yau Tak Wah, Paul
Director

Louie Mei Po
Director

The notes on pages 32 to 71 form an integral part of these financial statements.

Balance Sheet

31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	13	**27**	56
Interests in subsidiaries	16	**331,772**	298,580
		331,799	298,636
Current assets			
Prepayments, deposits and other receivables		**853**	708
Tax recoverable		**14**	14
Time deposits		**273,042**	131,000
Cash and bank balances		**3,931**	178,375
		277,840	310,097
LIABILITIES			
Current liabilities			
Other payables and accruals		**1,606**	2,228
Net current assets		**276,234**	307,869
Total assets less current liabilities		**608,033**	606,505
Non-current liabilities			
Provision for long service payments	26	**230**	240
NET ASSETS		**607,803**	606,265
CAPITAL AND RESERVES			
Issued capital	28	**2,861**	2,861
Reserves	30(b)	**604,942**	603,404
		607,803	606,265

Approved and authorised for issue by the board of directors on 22 April 2005.

Yau Tak Wah, Paul
Director

Louie Mei Po
Director

The notes on pages 32 to 71 form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

Year ended 31 December 2004

		Reserves									
	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Investment property reserve HK$'000	Retained profits HK$'000	Total reserves HK$'000	Total HK$'000
At 1 January 2003	286,069	200,556	1,744	801	-	77	1,290	-	197,540	402,008	688,077
Arising from revaluation of leasehold land and buildings	-	-	-	-	-	-	(1,290)	-	-	(1,290)	(1,290)
Exchange realignment	-	-	(437)	-	-	-	-	-	-	(437)	(437)
Exchange realignment shared by minority interests	-	-	167	-	-	-	-	-	-	167	167
Net gains and losses not recognised in the consolidated income statement	-	-	(270)	-	-	-	-	-	-	(270)	(270)
Capital reorganisation	(283,208)	-	-	-	283,208	-	-	-	-	283,208	-
Profit for the year	-	-	-	-	-	-	-	-	11,698	11,698	11,698
At 31 December 2003 and 1 January 2004	2,861	200,556	1,474	801	283,208	77	-	-	209,238	695,354	698,215
Arising from revaluation of leasehold land and building	-	-	-	-	-	-	375	-	-	375	375
Arising from valuation on investment properties	-	-	-	-	-	-	-	9,652	-	9,652	9,652
Exchange realignment	-	-	499	-	-	-	-	-	-	499	499
Exchange realignment shared by minority interests	-	-	(31)	-	-	-	-	-	-	(31)	(31)
Net gains and losses not recognised in the consolidated income statement	-	-	468	-	-	-	-	-	-	468	468
Profit for the year	-	-	-	-	-	-	-	-	30,511	30,511	30,511
At 31 December 2004	2,861	200,556	1,942	801	283,208	77	375	9,652	239,749	736,360	739,221
Issued capital and reserves retained by:											
Company and its subsidiaries	2,861	200,556	1,942	801	283,208	77	375	9,652	230,585	727,196	730,057
Associates	-	-	-	-	-	-	-	-	9,164	9,164	9,164
31 December 2004	2,861	200,556	1,942	801	283,208	77	375	9,652	239,749	736,360	739,221
Company and its subsidiaries	2,861	200,556	1,474	801	283,208	77	-	-	202,865	688,981	691,842
Associates	-	-	-	-	-	-	-	-	6,373	6,373	6,373
31 December 2003	2,861	200,556	1,474	801	283,208	77	-	-	209,238	695,354	698,215

The notes on pages 32 to 71 form an integral part of these financial statements.

Consolidated Cash Flow Statement

Year ended 31 December 2004

	2004 HK$'000	2003 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**25,205**	4,535
Adjustments for:		
(Surplus)/deficit on revaluation of leasehold land and buildings, net	**(4,843)**	1,015
(Write back of provision)/provision against properties held for sale	**(3,150)**	2,967
Share of profits less losses of associates	**(2,791)**	(1,727)
Interest income on bank deposits	**(1,575)**	(3,621)
Dividend income from listed investments	**(363)**	-
Negative goodwill recognised as income	**(13,062)**	(23,550)
Gain on disposal of partial interest in Swank	**(8,458)**	(18,407)
Gain on disposal of interests in associates	**(10,900)**	-
(Gain)/loss on disposal of properties held for sales	**(3,900)**	240
Depreciation	**35,279**	34,836
Amortisation of prepaid rental	**737**	737
Amortisation of deferred product development costs	**1,421**	1,189
(Write back of provision)/provision against doubtful accounts receivable	**(1,090)**	8,021
Provision against inventories	**289**	12,397
Provision against loans receivable	**–**	20
(Gain)/loss on disposal of fixed assets	**(21)**	118
Exchange differences	**(183)**	(437)
Operating profit before working capital changes	**12,595**	18,333
Additions to deferred product development costs	**(2,499)**	(1,777)
Decrease in balances with associates, net	**3,648**	822
Increase in short-term investments	**(7,491)**	-
Decrease/(increase) in accounts receivable	**25,617**	(43,581)
Decrease in bills receivable	**1,307**	24
Decrease in loans receivable	**9,254**	98,193
(Increase)/decrease in interest receivable on loans	**(7)**	110
Decrease/(increase) in prepayments, deposits and other receivables	**12,417**	(9,006)
(Increase)/decrease in inventories	**(11,789)**	11,432
(Decrease)/increase in accounts payable	**(26,571)**	48,157
(Decrease)/increase in accrued liabilities and other payables	**(7,199)**	1,641
Decrease in provision for long service payments	**(294)**	(222)
Cash generated from operations	**8,988**	124,126
Interest received	**1,575**	3,621
Hong Kong profits tax paid	**(1,631)**	(804)
Overseas tax paid	**(56)**	-
NET CASH INFLOW FROM OPERATING ACTIVITIES	**8,876**	126,943

Consolidated Cash Flow Statement

Year ended 31 December 2004

	2004 HK$'000	2003 HK$'000
CASH FLOWS FROM INVESTING ACTIVITIES		
Dividends received from listed investments	363	-
Purchase of property, plant and equipment	(13,956)	(21,241)
Purchase of investment properties	(83,348)	-
Purchase of properties held for sales	(9,683)	-
Proceeds from disposal of properties held for sale	16,433	4,093
Proceeds from disposal of fixed assets	274	168
Refund of rental deposits	388	584
Proceeds from disposal of partial interest in subsidiaries	12,088	18,407
Dividends received from associates	5,000	-
Proceeds from disposal of interests in associates	4,700	-
Proceeds from Swank's issue of shares	–	5,225
NET CASH (OUTFLOW)/INFLOW FROM INVESTING ACTIVITIES	(67,741)	7,236
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(58,865)	134,179
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	456,589	322,410
CASH AND CASH EQUIVALENTS AT END OF YEAR	397,724	456,589
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	107,255	309,397
Non-pledged time deposits with original maturity of less than three months when acquired	290,469	147,192
	397,724	456,589

The notes on pages 32 to 71 form an integral part of these financial statements.

1. BASIS OF PREPARATION

a) Principal activities

The principal activity of the Company is investment holding. During the year, the Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products. There were no significant changes in the nature of the Group's principal activities during the year.

b) Basis of consolidation

The Group financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated income statement.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2. RECENTLY ISSUED HONG KONG FINANCIAL REPORTING

Impact of recently issued Hong Kong Financial Reporting Standards ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in preparing the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements are prepared under the historical cost convention as modified by the revaluation of certain properties. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). A summary of the principal accounting policies adopted by the Group is set out below.

a) Subsidiaries

A subsidiary is a company in which the Group or Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors. Subsidiaries are considered to be controlled if the company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Investments in subsidiaries in the balance sheet are stated at cost less provision, if necessary, for any permanent diminution in value. The results of subsidiaries are accounted to the extent of dividends received and receivable.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

b) Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b) Joint venture companies (continued)

A joint venture company is treated as:

i) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture company;

ii) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company;

iii) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company; and

iv) a long term investment, if the Group holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

c) Associates

An associate is a company in which the Group or the Company has significant influence and which is neither a subsidiary nor a joint venture of the Group or the Company.

The investments in associates are stated at cost less provision, if necessary, for any impairment loss, such provision being determined for each associate individually.The results of associates are accounted for to the extent of dividends received and receivable.

The investments in associates are accounted for in the consolidated balance sheet under the equity method whereby the investments are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's or the Company's share of net assets of the associates. The results of the associates are accounted for in the consolidated income statement to the extent of the Group's or the Company's share of the associates' results of operation.

d) Goodwill

Goodwill arising on acquisition of subsidiaries and associates represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d) Goodwill (continued)

On disposal of subsidiaries and associates, the gain or loss on disposal is calculated by reference to the net assets or all liabilities at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

e) Negative goodwill

Negative goodwill arising on acquisitions of controlled subsidiaries, associates and jointly controlled entities represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

- for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

- for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated income statement over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

In respect of any negative goodwill not yet recognised in the consolidated income statement:

- for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

- for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as movement on Group reserves is credited to the consolidated income statement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/ amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

g) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Land held under medium term leases	Over the remaining lease terms
Buildings	4%
Leasehold improvements	5 - 50%
Plant and machinery	6.67 - 20%
Furniture, fixtures and office equipment	10 - 20%
Motor vehicles	20%

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g) Property, plant and equipment and depreciation (continued)

Changes in the values of property, plant and equipment resulting from revaluations are dealt with, on an individual asset basis, as movements in the asset revaluation reserve. Deficits arising from revaluation, to the extent they cannot be offset against the revaluation surplus in respect of the same asset, are charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged.

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant property, plant and equipment. On disposal or retirement, the attributable revaluation surplus not previously dealt with in retained profits is transferred directly to retained profits.

h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential with rental income being negotiated at arm's length.

Changes in the value of the investment property is treated as movements in an investment property revaluation reserve, unless the total of this reserve is insufficient to cover a deficit on a portfolio basis, in which case the amount by which the deficit exceeds the total amount in the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the income statement.

Investment properties are stated in the balance sheet at their carrying values. Carrying values represent the valuation less accumulated depreciation of investment properties at time when the properties are reclassified to investment properties. Investment properties are not depreciated except where the unexpired term of the lease is 20 years or less in which case depreciation is provided on the carrying amount over the remaining term of the lease.

i) Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expenses when incurred.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i) Research and development costs (continued)

Deferred development costs are stated at cost less any impairment losses and are amortised using the straight-line method over the commercial lives of the underlying products not exceeding seven years, commencing from the date when the products are put into commercial production.

j) Short term investments

Short term investments are investments in equity securities held for trading purposes and are stated at their fair values at the balance sheet date on an individual investment basis. Fair values are determined by reference to quoted market prices net of any discount which is deemed necessary by the directors to reflect the potential impact of the disposal of such shares in the case of substantial shareholdings. The gains or losses arising from changes in the fair value of a security are credited to or charged to the income statement in the period in which they arise.

k) Properties held for sale

Properties held for sale are stated at the lower of carrying amount and net realisable value.

l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

m) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company or has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settled the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are credited or charged to the income statement on the straight-line basis over the lease terms.

p) Employee benefits

Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment.The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of probable future long services payments expected to be made.The provision is based on the best estimate of the probable future payments which has been earned by the employees from their service to the Group to the balance sheet date.

Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basis salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme.The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund.The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

p) Employee benefits (continued)

Retirement benefits scheme (continued)

The employees of the Group's subsidiaries in the People's Republic of China (the "PRC") are members of the state-sponsored retirement scheme operated by the government of the PRC.

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

q) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

r) Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits and short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and bank balances and time deposits represent assets which are not restricted as to use.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

s) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

i) From the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

ii) Interest, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

iii) From the sale of listed equity investments, on the trade day;

iv) From the sale of properties, when the legally binding sales contract is signed;

v) Dividends, when the shareholders' right to receive payment has been established; and

vi) Management fee, when the services are rendered.

t) Translation of foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the consolidated income statement.

On consolidation, the financial statements of overseas subsidiaries and associates are translated into Hong Kong dollars using the net investment method. The income statement of overseas subsidiaries and associates are translated into Hong Kong dollars at the weighted average exchange rates for the year, and their balance sheets are translated to Hong Kong dollars at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated to Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated to Hong Kong dollars at the weighted average exchange rates for the year.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating business are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

a) The electronic products segment consists of the manufacture and sale of electronic products;

b) The PCBs segment consists of the manufacture and sale of PCBs;

c) The electronic components and parts segment consists of the trading and distribution of electronic components and parts;

d) The listed equity investments segment consists of the trading of listed equity investments;

e) The provision of finance segment consists of the provision of loan financing services; and

f) The optical products segment consists of the manufacture and sale of optical products.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to the third parties at the then prevailing market prices.

4. SEGMENT INFORMATION (CONTINUED)

a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000
Segment revenue																
Sales to external customers	391,632	398,361	108,992	130,901	-	2	15,515	870	107	412	174,890	192,236	-	-	691,136	722,782
Inter-segment sales	-	-	4,787	11,458	19,416	21,071	-	-	2,887	-	-	-	(27,090)	(32,529)	-	-
Other revenue	3,356	1,904	5,192	1,412	-	25	469	421	-	-	2,800	3,167	-	-	11,817	6,929
Total	394,988	400,265	118,971	143,771	19,416	21,098	15,984	1,291	2,994	412	177,690	195,403	(27,090)	(32,529)	702,953	729,711
Segment results	17,288	17,027	(18,328)	(18,342)	683	673	(3,607)	(7,297)	(5,800)	(9,177)	(5,345)	(21,673)	642	(60)	(14,467)	(38,849)
Interest, dividend income and unallocated gains															2,272	4,723
Negative goodwill recognized as income															13,062	23,550
Gain on disposal of partial interest in Swank															8,458	18,407
Gain on disposal of properties held for sale															3,900	-
Write back of over-provision/ (provision) against properties held for sale															3,150	(2,967)
Surplus/(deficit) on revaluation of leasehold land and building, net															4,843	(1,015)
Gain on disposal of interests in associates															10,900	-
Unallocated expenses															(9,704)	(1,041)
Profit from operating activities															22,414	2,808
Share of profits less losses of associates															2,791	1,727
Profit before taxation															25,205	4,535
Taxation																
Company and subsidiaries															(452)	(1,627)
Associates															-	(151)
Profit before minority interests															24,753	2,757
Minority interests															5,758	8,941
Net profit from ordinary activities attributable to shareholders															30,511	11,698

4. SEGMENT INFORMATION (CONTINUED)

a) Business segments (continued)

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	185,093	194,155	119,469	129,691	1,222	5,202	23,884	6,675	101,612	57,953	195,056	166,971	(16,641)	(5,518)	609,695	555,129
Interests in associates	-	-	-	-	-	-	-	-	-	-	37,220	35,581	-	-	37,220	35,581
Unallocated assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	271,731	324,352
Total															918,646	915,062
Segment liabilities	31,309	44,962	80,327	66,800	1,396	3,341	42	96	123	83	41,356	56,997	(16,600)	(5,457)	137,953	166,822
Unallocated liabilities		-	-	-	-	-	-	-	-	-	-	-	-	-	20,336	26,900
Total liabilities															158,289	193,722
Other segment information																
Depreciation and amortisation	14,303	13,100	6,724	9,760	119	-	-	-	-	-	13,645	10,980	-	-	34,791	33,840
Unallocated amounts															2,646	2,922
															37,437	36,762
Capital expenditure	10,216	18,723	3,154	2,198	-	-	-	-	-	-	3,000	1,053	-	-	16,370	21,974
Unallocated amounts															85	1,044
															16,455	23,018
Provision against loans receivable	-	-	-	-	-	-	-	-	-	20	-	-	-	-	-	20
Write back of over-provision (provision) against properties held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,150	(2,967)
Write back of (over-provision)/ provision against doubtful accounts receivable	-	-	(1,090)	2,947	-	-	-	-	-	-	-	5,074	-	-	(1,090)	8,021
Provision against inventories/ (write-back of over-provision against inventories)	291	(97)	(240)	5,326	-	-		-	-	-	238	7,168	-	-	289	12,397
Surplus/(deficit) on revaluation of leasehold land and buildings	643	(643)	-	-	-	-	-	-	-	-	-	-	-	-	643	(643)
Unallocated amounts															4,200	(372)
															4,843	(1,015)
Surplus/(deficit) on property revaluation recognized directly in equity	375	(1,290)	-	-	-	-	-	-	-	-	-	-	-	-	375	(1,290)
Unallocated amounts															9,652	-
															10,027	(1,290)

4. SEGMENT INFORMATION (CONTINUED)

b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue:														
Sales to external customers	89,922	100,032	189,345	231,592	183,782	197,090	180,807	150,401	47,280	43,667	–	-	691,136	722,782

	Hong Kong		Mainland PRC		Others		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Other segment information:										
Segment assets	675,826	577,418	193,395	254,868	12,205	47,195	–	-	881,426	879,481
Interests in associates	(10,165)	(9,376)	47,224	44,796	161	161	–	-	37,220	35,581
									918,646	915,062
Capital expenditure	160	1,262	16,295	21,756	–	-	–	-	16,455	23,018

5. TURNOVER

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

Revenue from the following activities has been included in turnover:

	2004 **HK$'000**	2003 HK$'000
Manufacture and sale of electronic products	**391,632**	398,361
Manufacture and sale of PCBs	**108,992**	130,901
Trading and distribution of electronic components and parts	**–**	2
Trading of listed equity investments	**15,515**	870
Provision of loan financing	**107**	412
Manufacture and sale of optical products	**174,890**	192,236
	691,136	722,782

6. OTHER REVENUE

	2004 **HK$'000**	2003 HK$'000
Bank interest income	**1,575**	3,621
Dividends income from listed investments	**363**	-
Sales of obsolete inventories	**2,795**	889
Management fee received	**1,908**	2,346
Product development income	**2,678**	2,709
Rental income	**1,024**	421
Sales of raw materials	**1,778**	446
Others	**1,968**	1,220
	14,089	11,652

7. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2004 HK$'000	2003 HK$'000
Cost of inventories	**583,563**	621,192
Depreciation	**35,279**	34,836
Amortisation of prepaid rental	**737**	737
Amortisation of deferred product development costs	**1,421**	1,189
Minimum lease payments under operating leases:		
Land and buildings	**9,495**	9,673
Office equipment	**233**	269
Staff costs (including directors' remuneration - note 8):		
Wages and salaries	**114,775**	119,856
Pension contributions	**1,818**	2,261
Less: Forfeited contributions	**(562)**	(393)
	1,256	1,868
	116,031	121,724
Auditors' remuneration:		
Current year provision	**1,370**	1,930
Prior year underprovision	**–**	65
	1,370	1,995
(Write back of provision)/provision against doubtful accounts receivable	**(1,090)**	8,021
Provision against inventories	**289**	12,397
Negative goodwill recognised as income	**(13,062)**	(23,550)
(Gain)/loss on disposal of property, plant and equipment	**(21)**	118
(Gain)/loss on disposal of properties held for sales	**(3,900)**	240
Exchange losses, net	**1,068**	276
Net loss/(gain) on disposal of listed equity investments	**88**	(185)
Gain on disposal of partial interest in Swank	**(8,458)**	(18,407)

The cost of inventories sold includes HK$102,679,000 (2003: HK$95,087,000) relating to direct staff costs, provision against inventories, amortisation of prepaid rental, amortisation of deferred product development costs, operating lease rentals of land and buildings and depreciation of the manufacturing activities, which are also included in the respective total amounts disclosed above for each of these types of expenses.

* At 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: Nil).

8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Section 161 of the Hong Kong Companies Ordinance is as follows:

	2004	2003
	HK$'000	HK$'000
Directors' fees		
Executive	**–**	-
Independent non-executive	**361**	330
Other emoluments:		
Executive:		
Salaries and other benefits	**7,189**	8,229
Bonuses	**–**	-
Pension contributions	**295**	369
Independent non-executive:		
Salaries and other benefits	**–**	-
	7,845	8,928

The remuneration of the directors fell within the following bands:

	Number of directors	
	2004	2003
Nil - HK$1,000,000	**5**	4
HK$1,000,001 - HK$1,500,000	**1**	1
HK$1,500,001 - HK$3,000,000	**2**	2
	8	7

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2003: Nil).

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2003: three) directors, details of whose remuneration are set out in note 8 above. The details of the remuneration of the remaining three (2003: two) non-director, highest paid employees for the year are as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	**3,520**	3,210
Pension contributions	**103**	56
	3,623	3,266

The remuneration of the non-director, highest paid employees fell within the following bands:

	Number of employees	
	2004	2003
Nil - HK$1,000,000	**1**	-
HK$1,000,001 - HK$1,500,000	**2**	1
HK$1,500,001 - HK$2,000,000	**–**	1
	3	2

10. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2004	2003
	HK$'000	HK$'000
The PRC:		
Hong Kong:		
Current year provision	**976**	1,524
(Over)/under provision in prior years	**(750)**	80
Mainland China	**226**	23
	452	1,627
Share of tax attributable to associates	**–**	151
Total tax charge for the year	**452**	1,778

10. TAXATION (CONTINUED)

In accordance with the applicable enterprise income tax law of the PRC, the Group's subsidiaries registered in Mainland China, Dongguan Yifu Circuit Board Factory ("Yifu") and Gaojin Electronics (Shenzhen) Co., Ltd ("Gaojin"), are exempt from income tax for their first two profitable years of operations and are entitled to 50% relief on the income tax that would otherwise be charged for the succeeding three years.

The foregoing tax concession for Yifu has expired. Pursuant to a further tax concession granted in the current year, the income tax rate applicable to 15% for 2004 (2003: 15%). Gaojin began its first profitable year as the year ended 31 December 2002 and entitled to the 50% relief on the income tax. The income tax applicable rate to Gaojin is 15% per annum.

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company, its subsidiaries and associates are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e. the statutory tax rates) to the effective tax rates, are as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Profit before tax	**25,205**	4,535
Tax at the statutory tax rate	**4,411**	794
Adjustments in respect of current tax of previous years	**(750)**	80
Income not subject to taxation	**(5,502)**	(945)
Expenses not deductible for taxation	**2,419**	2,325
Tax losses utilised from previous years	**(759)**	(476)
Effect of different taxation rates in other countries	**633**	-
Tax charge at the Group's effective rate	**452**	1,778

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 dealt with in the financial statements of the Company is HK$1,538,000 (2003: HK$30,768,000).

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$30,511,000 (2003: HK$11,698,000) and the weighted average of 286,068,644 (2003: 286,068,644) ordinary shares in issue during the year.

A diluted earnings per share for the year ended 31 December 2003 and 2004 have not been disclosed as no diluting events existing during these years.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land and buildings HK$'000	Leasehold improve-ments HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation						
At beginning of year	34,900	45,671	181,048	48,235	3,667	313,521
Additions	-	4,025	7,836	2,095	-	13,956
Disposals	-	(77)	(642)	(179)	(332)	(1,230)
Surplus on revaluation	4,200	-	-	-	-	4,200
At 31 December 2004	39,100	49,619	188,242	50,151	3,335	330,447
Accumulated depreciation						
At beginning of year	-	19,481	86,027	19,715	2,529	127,752
Provided during the year	1,018	5,955	19,663	8,261	382	35,279
Disposals	-	(14)	(494)	(174)	(295)	(977)
Write-back on revaluation	(1,018)	-	-	-	-	(1,018)
At 31 December 2004	-	25,422	105,196	27,802	2,616	161,036
Net book value						
At 31 December 2004	39,100	24,197	83,046	22,349	719	169,411
At 31 December 2003	34,900	26,190	95,021	28,520	1,138	185,769
An analysis of cost or valuation						
At cost	-	49,619	188,242	50,151	3,335	291,347
At 2004 valuation	39,100	-	-	-	-	39,100
	39,100	49,619	188,242	50,151	3,335	330,447

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Company

	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Total HK$'000
Cost:			
At beginning of year and at 31 December 2004	13	144	157
Accumulated depreciation:			
At beginning of year	8	93	101
Provided during the year	2	27	29
At 31 December 2004	10	120	130
Net book value:			
At 31 December 2004	3	24	27
At 31 December 2003	5	51	56

The analysis of the Group's leasehold land and buildings at 31 December 2004 is as follows:

	At valuation HK$'000
Medium term leasehold land and buildings situated in Mainland PRC	24,100
Medium term leasehold land and buildings situated in Hong Kong	15,000
	39,100

The leasehold land and buildings have been valued on an open market value basis, based on their existing use, by B.I. Appraisals Limited, an independent firm of professional valuers, on 31 December 2004 at HK$39,100,000. Revaluation surplus of HK$4,843,000 and HK$375,000 resulting from these valuations have been credited to the income statement and to the property revaluation reserve, respectively.

Had the Group's land and buildings stated at valuation been carried at cost less accumulated depreciation, they would have been included in the financial statements at approximately HK$39,830,000 (2003: HK$40,848,000).

Certain of the Group's leasehold land and buildings were pledged to secure banking facilities granted to the Group. The net book values of the pledged assets included in the total amount of property, plant and equitment at 31 December 2004 amounted to HK$15,000,000 (2003: HK$11,200,000).

14. INVESTMENT PROPERTIES

Group

	2004 HK$'000
At 1 January 2004	–
Additions	83,348
Surplus on revaluation	9,652
At 31 December 2004	93,000

Investment properties were valued at their open market value at 31 December 2004 by B.I. Appraisals Limited, an independent firm of professional valuers. These valuations gave rise to a revaluation surplus of HK$9,652,000 which have been credited to the investment property reserve.

The investment properties are held under long-term lease in Hong Kong.

15. NEGATIVE GOODWILL

The amounts of the negative goodwill recognised in the consolidated balance sheet, arising from the acquisition of Swank International Manufacturing Company Limited ("Swank") and additional investment in Electronics Tomorrow Manufactory Inc. in 2002, are as follows:

Group

	HK$'000
Cost	
At 1 January 2004	88,680
Accumulated recognition as income	
At 1 January 2004	48,334
Recognition as income during the year	13,062
At 31 December 2004	61,396
Net book value	
At 31 December 2004	27,284
At 31 December 2003	40,346

16. INTERESTS IN SUBSIDIARIES

	2004 HK$'000	2003 HK$'000
Unlisted shares, at cost	**93,316**	93,316
Due from subsidiaries	**279,862**	244,045
Due to subsidiaries	**(2,778)**	(153)
	370,400	337,208
Provisions for impairment loss	**(38,628)**	(38,628)
	331,772	298,580

The balances with the subsidiaries are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

Particulars of the principal subsidiaries are as follows:

Name	Place of *incorporation/* registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage *of equity attributable* to the Company 2004	2003	Principal activities
Active Base Limited	Hong Kong	HK$2	**100%**	100%	Provision of loan financing
Allied Trade Limited	The British Virgin Islands	US$1	**100%**	-	Investment holding
Allied Success Inc.	The British Virgin Islands	US$10,000	**88%**	-	Investment holding
Connion Limited	Hong Kong	HK$2	**100%**	100%	Securities investment and property holding
E-Top PCB Limited	Hong Kong	HK$100	**57%**	65%	Trading of printed circuit boards

16. INTEREST IN SUBSIDIARIES (CONTINUED)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2004	2003	Principal activities
Eastec Purchasing Limited	The British Virgin Islands/ Japan	US$1	**100%**	100%	Trading of electronic components and parts
Eastec Technology Limited	Hong Kong	HK$2	**100%**	100%	Trading of electronic components and parts
Electronics Tomorrow International Limited	The British Virgin Islands	US$600	**100%**	100%	Investment holding
Electronics Tomorrow Limited	Hong Kong	HK$500,000	**100%**	100%	Manufacture and sale of electronic products
Electronics Tomorrow Manufactory Inc.	The British Virgin Islands	US$350	**57%**	65%	Investment holding
Fortune Dynamic Group Corp. ("Fortune Dynamic")	The British Virgin Islands	US$1	**100%**	100%	Investment holding
Good Order International Inc.	The British Virgin Islands	US$100	**100%**	100%	Investment holding
Issegon Company Limited	Hong Kong	HK$300,000	**100%**	100%	Investment holding
Master Base Limited	The British Virgin Islands	US$1	**100%**	100%	Investment holding
Maxwood Limited	Hong Kong	HK$2	**100%**	100%	Securities investment

16. INTEREST IN SUBSIDIARIES (CONTINUED)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2004	2003	Principal activities
Merit Team Limited	Hong Kong	HK$2	100%	-	Property holding
Plentiful Light Limited	The British Virgin Islands/ The PRC	US$100	57%	65%	Manufacture of printer circuit boards
Probest Holdings Inc. ("Probest")	The British Virgin Islands	US$1	100%	100%	Investment holding
Dongguan Yifu Circuit Board Factory ("Yifu") (i), (iii)	The PRC	HK$64,160,000	48%	55%	Manufacture of printed circuit boards
Gaojin Electronics (Shenzhen) Company Limited ("Gaojin") (ii)	The PRC	US$5,000,000	100%	100%	Manufacture of electronic products
Dongguan De Bao Optical Company Limited ("De Bao") (iv), (vii)	The PRC	HK$58,550,910	26%	31%	Manufacture of multi-coating lenses
Dongguan Hamwell Glasses Company Limited ("Dongguan Hamwell") (v), (vii)	The PRC	HK$62,504,800	42%	51%	Manufacture of optical products
Global Origin Limited (vii)	Hong Kong	HK$75,000,000	46%	55%	Investment holding
Profit Trend International Limited (iii)	Hong Kong	HK$1,000,000	26%	31%	Investment holding

16. INTEREST IN SUBSIDIARIES (CONTINUED)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2004	2003	Principal activities
Prowin Commercial & Industrial Limited (vii)	Hong Kong	HK$2	**51%**	61%	Property holding in the PRC
Shenzhen Henggang Swank Optical Industrial Company Limited ("Henggang") (iii), (vi)	The PRC	US$30,000,000	**41%**	49%	Manufacture of optical products
Swank International Manufacturing Company Limited (vii)	Hong Kong	HK$31,249,000	**51%**	61%	Investment holding
Swank International Optical Company Limited (vii)	Hong Kong	HK$100,000	**51%**	61%	Trading of optical products

Other than Electronics Tomorrow International Limited, Fortune Dynamic and Master Base Limited, which are held directly by the Company, all subsidiaries are held indirectly by the Company.

(i) Yifu is a Sino-foreign owned joint venture enterprise under the PRC law.

(ii) Gaojin is registered as a wholly foreign owned enterprise under the PRC law.

(iii) The Company has the power to cast the majority of votes at meetings of the board of directors of these entities and therefore they are regarded as subsidiaries of the Company.

(iv) De Bao is registered as a wholly foreign owned enterprise under the PRC law. The registered capital of De Bao is HK$118,100,000. At the balance sheet date, plant and machinery amounting to HK$58,550,910 has been contributed by the Group towards meeting the registered capital requirement. The outstanding amount of approximately HK$59,549,000 was due for contribution on 18 March 1999 is accordance with De Bao's articles of association. The Group has been in discussion with the relevant authorities to modify the original terms of the articles of association, including the amount of total registered capital. Up to the date of this Annual Report, the Group has not yet obtained the approval from the relevant authorities.

16. INTEREST IN SUBSIDIARIES (CONTINUED)

(v) Dongguan Hamwell is a Sino-foreign owned joint venture enterprise under the PRC law. The registered capital of Dongguan Hamwell is HK$67,940,000. At the balance sheet date, plant and machinery amounting to approximately HK$62,505,000 has been contributed by the Group to Dongguan Hamwell, towards meeting the registered capital requirement. The remaining registered capital of HK$5,435,000 has not yet been contributed by the minority shareholder of Dongguan Hamwell as at 31 December 2004.

(vi) Henggang is a Sino-foreign owned joint venture enterprise under the PRC law. Subject to the payment of an annual amount of approximately HK$2,830,000 (2003: HK$2,830,000) to the joint venture party, the Group is entitled to all of the profits and bears all of the losses of Henggang.

(vii) On 2 January 2004, the Group disposed of 10% of the interests in Swank through a sale and purchase agreement entered between the Group and an independent third party. Immediately after the completion of the agreement, the Group's equity interests in Swank decreased from 61% to 51% and a net proceeds of HK$8,406,000 was generated. In addition, on 20 January 2005, the Group entered into an agreement with an independent third party to further dispose of 46% interests in Swank.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year of formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

17. INTERESTS IN ASSOCIATES

	Group	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**128,876**	143,592
Due from associates	**8,467**	5,005
Provision for impairment loss	**(100,123)**	(113,016)
	37,220	35,581

The amounts due from associates are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

The amounts due to associates are unsecured, interest-free and have no fixed terms of repayment.

17. INTERESTS IN ASSOCIATES (CONTINUED)

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation and operations	Percentage of equity attributable to the Group 2004	2003	Principal activities
Dongguan Yueheng Optical Company Limited	Corporate	The PRC	26%	31%	Manufacture of optical lenses
Dongguan Yueheng Optical (HK) Company Limited	Corporate	Hong Kong	26%	31%	Trading of optical products
Dongguan Yueheng Optical (BVI) Company Limited	Corporate	The British Virgin Islands	26%	31%	Financial servicing and marketing of optical products

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

18. PREPAID RENTAL

	Group 2004 HK$'000	2003 HK$'000
Cost		
At beginning and end of the year	**10,500**	10,500
Amortisation		
At beginning of the year	**7,123**	6,386
Provided during the year	**737**	737
At end of the year	**7,860**	7,123
Net book value		
At end of the year	**2,640**	3,377

18. PREPAID RENTAL (CONTINUED)

The prepaid rental represents the capital contribution made by the joint venture partner of Yifu in the form of a right to use the property owned by the joint venture partner within the terms of the joint venture.

The prepaid rental is amortised on a straight-line basis over the underlying initial term of the joint venture of 15 years.

19. DEFERRED PRODUCT DEVELOPMENT COSTS

	Group	
	2004	2003
	HK$'000	HK$'000
Cost		
At beginning of the year	**19,376**	17,599
Additions	**2,499**	1,777
At end of the year	**21,875**	19,376
Accumulated amortisation and impairment		
At beginning of the year	**14,593**	13,404
Amortisation provided during the year	**1,421**	1,189
At end of the year	**16,014**	14,593
Net book value		
At end of the year	**5,861**	4,783

20. LOANS RECEIVABLE

	Group	
	2004	2003
	HK$'000	HK$'000
Secured	**3,000**	12,254
Unsecured	**67**	67
	3,067	12,321
Less: Non-current portion	**(2,000)**	-
	1,067	12,321

The loans receivable bear interest ranging from 3% to 12% (2003: prime rate to 12%) per annum.

21. PROPERTIES HELD FOR SALE

	Group 2004 HK$'000	2003 HK$'000
At cost	**6,333**	12,666
Less: Provision for impairment loss	**(333)**	(6,966)
	6,000	5,700

The properties held for sale are situated in Hong Kong and are held under medium term leases.

22. SHORT-TERM INVESTMENTS

	Group 2004 HK$'000	2003 HK$'000
Trading securities		
– Listed equity securities in Hong Kong	**7,491**	-

23. INVENTORIES

	Group 2004 HK$'000	2003 HK$'000
Raw materials	**54,121**	38,510
Work in progress	**10,168**	19,982
Finished goods	**25,121**	19,418
	89,410	77,910

As at 31 December 2004, all inventories are stated at cost.

24. ACCOUNTS RECEIVABLE

The aged analysis of the Group's accounts receivable is as follows:

	2004		2003	
	HK$'000	**Percentage**	HK$'000	Percentage
Current to three months	**93,523**	**75**	111,448	74
Four to six months	**2,597**	**2**	17,509	12
Seven months to one year	**14,532**	**12**	16,202	11
Over one year	**13,533**	**11**	5,450	3
	124,185	**100**	150,609	100
Provision	**(8,296)**		(10,193)	
Total after provision	**115,889**		140,416	

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

25. ACCOUNTS PAYABLE

The aged analysis of the Group's accounts payable is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Current to three months	**52,736**	94,877
Four to six months	**34,148**	19,893
Seven months to one year	**5,298**	3,252
Over one year	**522**	1,253
	92,704	119,275

Accounts payable aged less than four months accounted for 57% (2003: 79.5%) of the total accounts payable.

26. PROVISION FOR LONG SERVICE PAYMENTS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
At beginning of year	**1,243**	1,465	**240**	240
Amount utilised during the year	**(294)**	(222)	**(10)**	-
At end of year	**949**	1,243	**230**	240

The Group provides for the probable future long service payments expected to be made to employees under the Hong Kong Employment Ordinance, as further explained under the heading "Employee benefits" in note 3 to the financial statements. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

27. DEFERRED TAX LIABILITIES

	Accelerated tax depreciation
	HK$'000
At 1 January 2004 and at 31 December 2004	1,433

The Group has tax losses arising in Hong Kong of approximately HK$177,890,000 (2003: 150,452,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time.

28. ISSUED CAPITAL

	2004	2003
	HK$'000	HK$'000
Authorised:		
50,000,000,000 (2003: 50,000,000,000) ordinary shares of HK$0.01 (2003: HK$0.01) each	**500,000**	500,000
Issued and fully paid:		
286,068,644 (2003: 286,068,644) ordinary shares of HK$0.01 each (2003: HK$0.01) each	**2,861**	2,861

There was no repurchase of any shares during the year.

29. SHARE OPTION SCHEME

(a) Share option schemes of the company

The company operates a share option scheme (the "Tomorrow Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Tomorrow Scheme include the Company's directors, including independent non-executive directors, other employees of the Group, suppliers of goods or services to the Group, customers of the Group, the Company's shareholders, and any minority shareholder of the Company's subsidiaries. The Tomorrow Scheme became effective on 29 May 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Tomorrow Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Tomorrow Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the company, or to any of their associates, in excess of 0.1% of the shares of the company in issue at any time or with an aggregate value (based on the price of the company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. An option may be exercised under the Tomorrow Scheme at any time during a period not exceeding five years after the date when the option is granted and expiring on the last date of such period.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

No share options have been granted during the year and no share options outstanding as at the balance sheet date.

29. SHARE OPTION SCHEME (CONTINUED)

(b) Share option schemes of Swank

All details of the Swank Scheme are the same as described under the heading "Share option schemes of the Company", except for the Swank Scheme became effective on 28 May 2002 and, unless otherwise cancelled or amended, will remain in force for a period of 10 years from that date.

No share options have been granted by Swank during the year. Swank has no share options outstanding as at the balance sheet date.

30. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity.

(b) Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2003	200,556	77	84,917	3,878	289,428
Capital	-	-	283,208	-	283,208
Net profit for the year	-	-	-	30,768	30,768
At 31 December 2003 and at 1 January 2004	200,556	77	368,125	34,646	603,404
Net profit for the year	-	-	-	1,538	1,538
At 31 December 2004	200,556	77	368,125	36,184	604,942

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders in certain circumstances.

31. CONTINGENT LIABILITIES

	Company 2004 HK$'000	2003 HK$'000
Guarantees of banking facilities granted to subsidiaries	**28,300**	22,400

The Group had no other significant contingent liabilities at the balance sheet date (2003: Nil).

32. COMMITMENTS

(a) Capital commitments

	Group 2004 HK$'000	2003 HK$'000
Deferred product development costs:		
Contracted for	**–**	-
Authorised, but not contracted for	**811**	1,199
	811	1,199
Commitments to contribute to subsidiaries registered in the PRC	**4,618**	9,638

The Company had no significant commitments at the balance sheet date (2003: Nil).

(b) Operating lease commitments

The Group leases certain of its office properties, factory premises, warehouses and office equipment under operating lease arrangements. Leases for office properties, factory premises and warehouses are negotiated for terms ranging from 1 to 15 years, and those office equipment for a term of three years.

32. COMMITMENTS (CONTINUED)

(b) Operating lease commitments (continued)

At 31 December 2004, the Group and the Company had future minimum lease under non-cancellable operating leases falling committed for due as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings:				
Within one year	**10,010**	9,753	**1,756**	2,282
In the second to fifth years, inclusive	**19,258**	17,640	**5,127**	-
After five years	**3,538**	6,389	**–**	-
	32,806	33,782	**6,883**	2,282
Office equipment:				
Within one year	**210**	55	**–**	-
In the second to fifth years, inclusive	**89**	34	**–**	-
	299	89	**–**	-
	33,105	33,871	**6,883**	2,282

33. CONNECTED AND RELATED PARTY TRANSACTIONS

During the year, the Group had the following connected and related party transactions:

(i) A loan of HK$16,000,000 (2003: HK$7,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 57% owned subsidiary of the Group, for its general working capital. The loan was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(ii) In addition, the Group had certain banking facilities, with a total limit of HK$28.3 million (2003: HK$22.4 million), which were used by a wholly-owned subsidiary of the Group. These banking facilities were secured by corporate guarantees executed by E-Top and Plentiful, both of which are 57% owned subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold land and buildings of the Group (note 13).

33. CONNECTED AND RELATED PARTY TRANSACTIONS (CONTINUED)

(iii) Probest a wholly-owned subsidiary of the Group issued a promissory note to another subsidiary, Swank in 2003.The promissory note payable is unsecured with maturity date on 1 June 2006 and bearing interest at the rate equivalent to 1% over the prevailing Hong Kong prime rate per annum. During the year, interest income receivable by Probest amounted to HK$13,567,000 (2003: HK$15,076,000).

(iv) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Notes	2004 HK$'000	2003 HK$'000
Sales of products to associates	(i)	**10,224**	8,390
Purchases of products from associates	(ii)	**14,807**	12,755
Management fee income from associates	(iii)	**585**	2,346

(i) The sale to the associates were made according to the published prices, terms and conditions offered to the major third party customers of the Group.

(ii) The purchases from the associates were made according to the published prices, terms and conditions offered by the associates to their major third party customers.

(iii) The management fee income was charged according to the management's estimation on costs of office premises and utilities used by the associates.

34. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the Group and the Company have undertaken the following events in relation to further disposal of the interest in Swank:

(a) On 20 January 2005, a conditional sale and purchase agreement (as amended by the supplemental agreement dated 13 April 2005) ("Share Disposal Agreement") was made between Probest which is a wholly-owned subsidiary of the Company, Rich Global Investments Limited ("Rich Global") and Kingsway Lion Spur Technology Limited ("Kingsway Lion") which are subsidiaries of SW Kingsway Capital Holdings Limited, and an independent third party, China Time Investment Holdings Limited ("China Time"), pursuant to which China Time agreed to acquire from Probest, Rich Global and Kingsway Lion of 1,437,396,440, 156,283,205 and 281,238,000 existing issued shares of Swank International Manufacturing Company Limited ("Swank"), representing approximately 60% of the existing issued share of Swank, at the considerations of HK$43,121,893, HK$4,688,496 and HK$8,437,140, respectively, subject to completion of certain conditions.

34. POST BALANCE SHEET EVENTS (CONTINUED)

(a) The sale proceed to be receivable by Probest in two instalments will be as follows:

i) as to HK$23,121,893 within six months of completion of the Share Disposal agreement; and

ii) as to HK$20,000,000 on the anniversary of completion of the Share Disposal Agreement.

Upon completion of the Share Disposal Agreement, Probest will hold approximately 5% of the existing issued shares of Swank which in turn owns 70% issued capital of Profitown Investment Corporation ("Profitown"). Probest directly holds 30% issued capital of Profitown at the balance sheet date.

(b) On 20 January 2005, Probest, Swank and Profitown entered into a conditional loan restructuring agreement ("Loan Restructuring Agreement"), pursuant to which Probest conditionally agreed to waive an outstanding principal of the promissory note due by Swank to Probest, over and above the debt (HK$112,167,732 as of 18 April 2005) due and owing by Profitown to the Swank ("Profitown/Swank Loan"), the interest and the default interest on the debt for the period from 5 November 2003 up to and inclusive of date of the Share Disposal Agreement as referred to (a) above, in the amount of approximately HK$12,669,995 and any further interest which may be accrued on the debt up to and inclusive of the effective date when the conditions of the Loan Restructuring Agreement are fulfilled.

As part of the Loan Restructuring Agreement and on its effective date when all the stipulated conditions are fulfilled, Profitown will issue and deliver a new promissory note to Probest, in consideration of which Swank undertakes to waive a sum equivalent to the debt (which amounts to HK$112,167,732 as of 18 April 2005) from Profitown/Swank Loan. In addition, Swank will execute a guarantee in favour of Probest ("Swank Guarantee") that if and whenever Profitown defaults for any reason in payment of the principal sum due under the Promissory Note to be issued to Probest, Swank will upon demand by Probest unconditionally pay and satisfy all the interest which Profitown is liable to pay under the new Promissory Note on and after such default. The obligations of Swank under the Swank Guarantee are unsecured and will cease to be effective if the Put Option, as referred to (c) below, is exercised and the transaction contemplated under the Put Option is completed.

As at 18 April 2004, the principal amount, interests and default interests of the Debt to be waived by Probest amounted to approximately HK$66 million.

34. POST BALANCE SHEET EVENTS (CONTINUED)

(c) Both before and immediately after completion of the said Share Disposal Agreement (referred to in note (a) above), Profitown will be held as to 30% by Probest and as to 70% by Swank. On completion of the Share Disposal Agreement, Swank, Probest and the Company, and Profitown will enter into a shareholder agreement to regulate the management of Profitown ("Profitown Shareholders Agreement"). Pursuant to principal terms of the Profitown Shareholders Agreement, Swank will have the right to request Probest or an independent third party procured by Probest to purchase (the "Put Option") all (but not part of only) of its shares, being 70% of all the existing issued shares of Profitown exercisable at any time before the expiry of 30 months from the Completion Date of the Share Disposal Agreement at a price equal to the net tangible asset value of Profitown as at the date of exercise of such put option attributable to such shares and such purchaser will assume all the liabilities due from Swank to any member of the Profitown Group incurred prior to the date of Profitown Shareholders Agreement at nil consideration. If the net tangible asset value of Profitown as determined on the same basis and accounting policies adopted by Profitown in its latest audited accounts shall fall below zero during the 30-month period from the Completion Date, Probest will indemnify Profitown on demand for the deficit in the event that such deficit exceeds the outstanding principal amount of the new promissory note due to Probest and the interest accrued.The Put Option and such indemnity by Probest will cease and Probest shall have no further obligations in respect thereto if (i) the aggregate shareholding of China Time in the Swank falls below 51%; (ii) there is any change to the majority of the board of directors of China Time since the date of and as disclosed in the Share Disposal Agreement; and (iii) Mr. Wang An Kang cease to be the legal and beneficial owner of at least 75% of and in China Time.

(d) On completion of the Share Disposal Agreement, the Company and its wholly-owned subsidiary, Probest, will execute a deed in favour of China Time ("Tomorrow Group Deed"), pursuant to which, Probest shall indemnify China Time for an amount of HK$56,247,530 upon demand in case Swank ceases to be listed on the Stock Exchange under certain circumstances as detailed in the joint announcement dated 18 April 2005 made by the Company, Swank and China Time.

Upon completion of the above Share Disposal Agreement and the Loan Restructuring Agreement, the Group will realize a gain of approximately HK$43 million.

The further details and stipulated conditions for completion, where appropriate, of the said Share Disposal Agreement, Loan Restructuring Agreement, Shareholder Agreement and the Tomorrow Group Deed are set out in the joint announcement dated 18 April 2005 made by the Company, Swank and China Time.

35. PARENT ENTERPRISES

The directors consider Winspark Venture Limited, which is incorporated in the British Virgin Islands, to be its parent enterprise at the balance sheet date.

Schedule of Investment Properties

Property	Description	Lot Number	Type	Lease Term
Hong Kong				
1. Flat A on 36th Floor of Tower 4 and Car Parking pace No. 49 on Level LG3, Dynasty Court, No. 23 Old Peak Road, Mid-levels, Hong Kong.	The property has a gross floor area of 182.27 sq.m. (excluding the area for the car parking space).	23/10650th shares of and in The Remaining Portion of Section A of Inland Lot No. 1093, The Remaining Portion of Inland Lot No. 1093, and Inland Lot No. 1218 and the Extension thereto.	Residential	The property is held for a term of 999 years from 3rd October 1887.
2. Flat B on 17th Floor of Tower 5 and Car Parking Space No. 51 on Level LG1, Dynasty Court, No. 23 Old Peak Road, Mid-levels, Hong Kong.	The property has a gross floor area of 184.04 sq.m. (excluding the area for the car parking space).	23/10650th shares of and in The Remaining Portion of Section A of Inland Lot No. 1093, The Remaining Portion of Inland Lot No. 1093, and Inland Lot No. 1218 and the Extension thereto.	Residential	The property is held for a term of 999 years from 3rd October 1887.
3. Flat A on 25th Floor of Tower 5 and Car Parking Space No. 81 on Level LG3, Dynasty Court, No. 23 Old Peak Road, Mid-levels, Hong Kong.	The property has a gross floor area of 182.27 sq.m. (excluding the area for the car parking space).	23/10650th shares of and in The Remaining Portion of Section A of Inland Lot No. 1093, The Remaining Portion of Inland Lot No. 1093, and Inland Lot No. 1218 and the Extension thereto.	Residential	The property is held for a term of 999 years from 3rd October 1887.
4. Flat A on 35th Floor of Tower 5 and Car Parking Space No. 18 on Level LG3, Dynasty Court, No. 23 Old Peak Road, Mid-levels, Hong Kong.	The property has a gross floor area of 182.27 sq.m. (excluding the area for the car parking space)	23/10650th shares of and in The Remaining Portion of Section A of Inland Lot No. 1093, The Remaining Portion of Inland Lot No. 1093, and Inland Lot No. 1218 and the Extension thereto.	Residential	The property is held for a term of 999 years from 3rd October 1887.

明日國際集團有限公司



二零零四年
年報

目錄

董事

執行董事

邱德華 *(主席)*
雷美寶
王香玲
譚榮健
譚炳華

獨立非執行董事

吳偉雄
張仲良
吳弘理(於二零零四年九月二十七日委任)

公司秘書

馬永權

核數師

陳葉馮會計師事務所有限公司

香港法律顧問

張葉司徒陳律師事務所

百慕達法律顧問

Conyers, Dill & Pearman

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點

香港
皇后大道中5號
衡怡大廈27樓

主要股份過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

股份過戶登記處香港分處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心
19樓
1901－1905室

主要往來銀行

Credit Suisse
UBS
香港上海滙豐銀行有限公司
富邦銀行(香港)有限公司
中國工商銀行(亞洲)有限公司

股東週年大會通告

茲通告本公司謹定於二零零五年五月三十日(星期一)中午十二時假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903至906室舉行本公司股東週年大會，以處理下列事項：

1. 省覽截至二零零四年十二月三十一日止年度經審核財務報告及董事會報告書與核數師報告書。

2. 重新選舉退任董事及授權董事會釐定董事酬金。

3. 委任陳葉馮會計師事務所有限公司為核數師及授權董事會釐定核數師酬金。

4. 作為特別事項，考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

(A) 「**動議**：

(i) 在本決議案第(iii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力配發、發行及處理本公司股本中每股面值0.01港元之額外股份，以及作出或授予可能需要行使該等權力之售股建議、協議及購股權；

(ii) 本決議案第(i)分段之批准須授權本公司董事會於有關期間內，作出及授予可能須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(iii) 本公司董事會根據本決議案第(i)分段之批准配發或有條件或無條件同意將予配發(不論根據購股權或其他方式而配發者)之股本總面額(根據(a)供股(定義見下文)；(b)行使本公司發行之認股權證或任何可轉換為本公司股份之證券所附之認購權或轉換權；(c)本公司之購股權計劃；及(d)根據本公司不時有效之公司細則進行以股代息或類似安排以配發本公司股份代替股份之全部或部份股息除外)，不得超過本決議案獲通過日期本公司已發行股本總面額20%，而按第(A)(i)及(A)(ii)段授出之批准亦因而受此限制；及

(iv) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

「供股」指在本公司董事會於指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例提呈股份、提呈或發行認股權證、購股權或有權認購本公司股份之其他證券之建議(惟本公司董事會有權就零碎股份或因適用於本公司之任何地區之任何法律或認可管制機構或證券交易所之規定所引致之任何限制或責任而認為必須或權宜取消或作出豁免或其他安排)。」

(B) 「**動議**：

(i) 在本決議案第(ii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間(定義見下文)內根據所有適用法律及本公司之公司細則，行使本公司一切權力購回本公司股本中之已發行股份；

(ii) 本公司按本決議案第(i)分段所述之批准獲准購回之本公司股本中股份總面額不得超過本公司於本決議案獲通過日期已發行股本總面額之10%，按第(B)(i)段授出之批准亦因而受此限制；及

(iii) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。」

(C) 「**動議**擴大根據上文第4(A)項決議案向董事會於授出可行使本公司權力以配發、發行及處理本公司股份之一般權力，在董事根據該項一般授權可予配發之本公司股本總面額之上，另加相當於本公司按照根據上文第4(B)項決議案授出之權力購回之本公司股本總面額之款額。」

5. 處理本公司任何其他事項。

承董事會命

主席
邱德華

香港，二零零五年四月二十八日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

附註：

1. 凡有權出席上述大會及於會上投票之股東，均有權委派一位或多位代表出席，並於投票時代其投票。代表毋須為本公司之股東。

2. 代表委任表格連同已簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點(地址為香港皇后大道中5號衡怡大廈27樓)，方為有效。

3. 就上文第4(B)項決議案而言，一份載有香港聯合交易所有限公司證券上市規則規定所需關於購回股份之資料之說明函件將於適當時向股東寄發。

主席報告書

明日國際集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈，本公司、其附屬公司及聯營公司(統稱「本集團」)截至二零零四年十二月三十一日止年度之二零零四年經審核全年業績。

業績

本年度本集團股東應佔溢利為30,500,000港元(二零零三年：11,700,000港元)，較去年增加160.7%。每股盈利為10.67港仙，而去年則為4.09港仙。於二零零四年十二月三十一日，本集團之現金淨額為397,700,000港元(二零零三年：456,600,000港元)，佔股東資金739,200,000港元(二零零三年：698,200,000港元)之53.8%。

董事會不建議派付任何末期股息(二零零三年：無)。

業務回顧

於二零零四年，香港經濟於嚴重急性呼吸系統綜合症(「非典型肺炎」)結束後已完全恢復信心。本地零售、物業市場及服務業得益最大。然而，香港製造及出口行業持續面對包括中國大陸在內的其他亞洲國家出口商的激烈競爭。另一項主要問題則是美國及歐洲市場的經濟狀況。由於美元弱勢及油價高企，美國市場的消費力受到壓抑。另一方面，歐元雖然強勢，但歐洲國家的經濟依然疲弱。於截至二零零四年十二月三十一日止年度，本集團電子產品業務之營業額稍降5.4%至500,600,000港元(二零零三年：529,300,000港元)。

電子產品部之營業額按年稍降1.7%至391,600,000港元(二零零三年：398,400,000港元)。主要因為在回顧年內於美國及歐洲市場之新業務表現不理想。該等市場之價格競爭長期持續，未見任何改善。但是，製造充電式鋰電池部件之新業務於二零零四年快速增長，表現令人鼓舞，並已開始為本集團帶來盈利。另一方面，為保持在市場上的競爭力，本集團執行嚴謹之成本控制，已大幅減省營運成本。儘管營業額錄得下降，電子產品部帶來之溢利卻與去年相若。

印刷綫路板業務之發展仍然受制於市場競爭及產品質素。印刷綫路板製造及銷售之營業額下降16.7%至109,000,000港元(二零零三年：130,900,000港元)，於回顧年內錄得經營虧損18,300,000港元(二零零三年：虧損18,300,000港元)。

就光學產品製造及銷售業務方面，恒光行實業有限公司(「恒光行」)於年內之營業額為174,900,000港元(二零零三年：192,200,000港元)，較前一年減少9%。於年內之銷售定單為176,200,000港元，而前一年則為195,800,000港元。毛利率由前一年之12.4%降低至年內之10.4%。

於二零零四年，股市更為活躍，上市證券投資買賣之營業額增長至15,500,000港元(二零零三年：900,000港元)。

於二零零四年，香港利率低迷，貸款業務帶來之利息收入為100,000港元(二零零三年：400,000港元)

於二零零三年，本集團與滙富金融控股有限公司及其附屬公司(「滙富集團」)訂立買賣協議。根據協議，本集團按約16,000,000港元之價格將約593,700,000股恒光行股份(約佔恒光行當時已發行股本19.0%)售予滙富集團。該項交易產生合共約16,000,000港元之收益，其中約8,500,000港元計入二零零四年之賬目內，其餘計入二零零三年之賬目內。

本地物業市場經歷多年下跌之後，於回顧年內快速復蘇。為抓住機遇，本集團投資於豪宅物業。於二零零四年底，本集團之投資物業錄得估值盈餘9,700,000港元，並列賬為儲備變動。

日後計劃

未來一年，困擾全球經濟發展的主要問題將是不斷上漲的利率及高企的油價。有跡象顯示近期美國及歐洲國家的通脹正在上升。然而，美國經濟正在增長，強勢歐元亦加強了歐洲消費者的購買力，因此對消費市場的復蘇仍然樂觀。

研發一向是我們的優勢及目標。我們一直致力從未間斷於產品的升級及多元化。無線及射頻產品將成為消費電子市場的主流，為此，本集團更著重發展該等產品類別。新產品的成功開發令本集團有力進入價格敏感度較低而且競爭相對緩和的高端市場。另一方面，本集團對於與業內知名電子企業展開合作或建立夥伴關係持開放態度，令本集團能夠進入新產品市場及提升生產能力。

主席報告書

視光業持續增長，眼鏡除以往保護眼睛及校正視力等基本功能外日趨時尚。為應對日益縮短的產品壽命周期及不斷增加的時尚元素，我們將向樣板生產及研發部投入更多資源，以透過引入更多新設計理念、新材料及新技術，為客戶提供質素更高、款式更多的產品。為提高生產靈活性，我們亦計劃對每條單一的大型生產線進行重組，令其成為多條小型生產線。應若干日本知名顧問之建議，我們對生產流程進行了調整，新的生產流程將提高運營效率並幫助我們把握不斷增長的市場機遇。另外，各種減省成本措施於二零零四年得到充份驗證，二零零五年將繼續實行。我們對公司的視光業務充滿信心。

隨著香港物業市場的復蘇，本集團預期將由物業增值分享滿意回報。事實上，本集團已出售或同意出售多處豪宅，並取得收益。

在保持嚴格控制成本的前提下，管理層正尋求途徑，以最大限度地利用我們優越財務狀況帶來的優勢。我們將繼續發展核心業務，同時積極尋求投資機會，以提升溢利增長潛力。

承董事會命

主席
邱德華

香港，二零零五年四月二十二日

財務回顧

二零零四年，香港經濟顯著復蘇，本集團總資產淨值相較去年增加41,000,000港元。變動詳情概述如下：

	本集團總資產淨值增加／(減少) 百萬港元
物業、廠房及設備	(16.4)
投資物業	93.0
負商譽	13.1
於聯營公司之權益	1.6
預付租金	(0.7)
租約按金	(0.4)
遞延產品開發成本	1.1
持作出售物業	0.3
短期投資	7.5
存貨	11.5
應收賬款、應收票據、預付款項、按金及其他應收款項	(38.9)
應收貸款及貸款應收利息	(9.2)
現金及銀行結餘及定期存款	(58.9)
應付賬款、其他應付款項及應計債務	33.8
應付聯營公司款項	0.1
税項(包括應付税項及遞延税項負債)	1.2
長期服務金撥備	0.3
少數股東權益	2.0
本集團總資產淨值之增加淨額	41.0

於二零零四年十二月三十一日，本集團位於香港及中國內地之物業由專業估值師按公開市值進行重估。重估盈餘約400,000港元、9,700,000港元及8,000,000港元，乃分別撥入物業重估儲備、投資物業儲備及損益賬。

鑒於對物業市場特別是豪宅物業前景的樂觀估計，本集團於二零零四年已投資於豪宅物業。

年內，合共13,100,000港元之負商譽確認為收入，其中包括於二零零四年一月因出售312,486,000股恒光行股份所得之款項。

對貿易應收賬款加強控制成功減少於回顧年內之應收賬款結餘。另一方面，由於本集團認為需要平衡收支，應付賬款下降相若數額。此外，縮短餘賬期亦可在採購原料時爭取較吸引之價格。

流動資金及財務資源

於二零零四年十二月三十一日，本集團持有現金及銀行結存（包括定期存款）為397,700,000港元（二零零三年：456,600,000港元），較於二零零三年十二月三十一日減少58,900,000港元。另一方面，本集團可動用之銀行融資為28,300,000港元。相信本集團具備充足現金資源，可應付日常營運資金所需，以及日後發展之一切承擔。本集團於二零零四年十二月三十一日之資本負債比率（按總債務除以總資產計算）為19.5%，而於二零零三年十二月三十一日則為23.7%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零四年十二月三十一日，本集團並無可使其面臨重大外匯風險之未平倉遠期外匯合約。

企業交易

於二零零五年一月二十日，China Time Investment Holdings Limited（「要約人」）與當中包括本公司之附屬公司Probest Holding Inc.（「Probest」）及滙富集團之附屬公司訂立買賣協議（「買賣協議」），據此，要約人有條件同意（其中包括）分別向Probest及滙富集團收購1,437,396,440股及437,521,205股恒光行股份，分別佔恒光行已發行股本約46%及14%，總代價約為56,000,000港元（相當於每股0.03港元）。

待完成買賣協議（「完成」）後，要約人須根據收購守則第26條提出強制性現金收購建議，以收購全部恒光行已發行股份（要約人及與其一致行動人士已擁有者除外）。

於二零零五年一月二十日，恒光行、Probest及Profitown Investment Corporation（「Profitown」）亦訂立有條件貸款重組協議（「貸款重組協議」）。根據貸款重組協議之條款，待完成後，Profitown將向Probest發出新承兑票據，作為恒光行於現有承兑票據下結欠Probest到期未償還貸款之豁免部份之代價，並免除恒光行於現有承兑票據下一切未來責任及負債。恒光行亦將簽立擔保書，以擔保Profitown於新承兑票據下有關利息支付之責任。

於完成時，恒光行、Probest、Profitown及本公司將簽訂股東協議，協議之主要條款將包括董事會一致批准有關Profitown之重大事項、恒光行就其於Profitown之股份可行使之認沽期權，以及當Profitown之有形資產淨值於完成日期後三十個月之期間內出現一定程度之虧損時Probest向Profitown作出彌償。於完成時，Probest及本公司亦將向要約人簽發一份契據。在若干情況下，Probest將向要約人作出彌償保證。

有關上述交易之詳情請參閱日期為二零零五年四月十八日之公佈。

僱員及薪酬政策

於二零零四年十二月三十一日，本集團僱用約4,720名員工，其中約4,590名駐於中國內地，約130名駐於香港。全體員工之薪酬均按業內慣例及根據現行勞工法例釐定。於香港，除基本薪金外，本集團亦提供員工福利，當中包括醫療保險，按表現派發花紅及強制性公積金。

董事及高級管理人員之履歷

執行董事

邱德華先生（主席），現年49歲，為本集團之創辦人，主要負責公司策略規劃。彼持有機械工程理學士學位，並在電子行業擁有逾20年經驗。在成立本集團之前，邱先生曾於一間在香港經營之著名美國電子公司任職設計工程師，故在生產設計方面累積寶貴經驗，且與香港多家電子製造商建立緊密之業務關係。

雷美寶小姐（董事），現年37歲，負責本集團之業務投資及發展。雷小姐持有由香港中文大學頒發之工商管理碩士學位及社會科學學士學位。在加入本集團之前，彼為兩間香港上市公司之執行董事，該兩間上市公司主要從事按揭貸款融資、物業投資及發展。彼在業務投資及發展方面擁有逾10年經驗。彼於二零零零年二月加入本集團。

王香玲小姐（董事），現年44歲，負責本集團之管理及行政工作。王小姐於物業發展及管理方面有逾12年經驗。於加入本集團之前，彼為香港兩間上市公司之執行董事，該兩間公司主要從事按揭貸款融資、物業投資及發展。彼於二零零零年二月加入本集團。

譚榮健先生（董事），現年39歲，負責本集團之財務工作。彼為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會之會員。彼為執業會計師，於加入本集團之前，曾於一間國際會計師事務所及兩間香港上市公司工作。彼於會計方面擁有逾15年經驗。彼於二零零零年二月加入本集團。

譚炳華先生（董事），現年49歲，在電子行業擁有逾20年經驗。譚先生於一九七九年畢業於加拿大Simon Fraser University後，首先於一間在香港經營之主要電子公司任職地區推廣經理，對北美及歐洲市場有廣泛認識。彼於一九八三年加入本集團，負責本集團電子產品部門之製造及銷售業務。

獨立非執行董事

吳偉雄先生（董事），現年41歲，為執業律師，且為姚黎李律師行之合夥人，姚黎李律師行為香港律師行及公證人。吳先生在香港之證券法例、公司法例及商業法例方面擁有廣泛經驗，並曾參與證券於香港之首次公開發售以及上市公司企業重組、收購及合併等活動。彼常就私人股本投資、合營企業及規例遵守方面向跨國公司及香港公司提供顧問服務。彼於二零零零年三月加入本集團。

獨立非執行董事(續)

張仲良先生(董事),現年51歲,擁有逾20年建築師及房地產投資顧問之經驗。彼亦為China SMS Limited之行政主席。彼於香港大學畢業,獲文學士學位(建築學)及建築學士學位。彼為香港建築師學會之會員及建築師註冊條例所指之註冊建築師。彼於二零零零年三月加入本集團。

吳弘理先生(董事),現年30歲,於審核及會計專業及顧問服務方面擁有逾8年經驗。彼為高富亞洲企業融資有限公司之董事及澳洲會計師公會認可之執業會計師。彼亦為恒光行實業有限公司之獨立非執行董事。彼於二零零四年九月加入本集團。

高級管理人員

馬永權先生,現年45歲,為集團財務總監兼公司秘書,負責財務、會計及公司秘書等工作。彼為英國公認會計師公會之資深會員及香港會計師公會之會員。彼於一九九五年加入本集團之前,已累積逾12年有關經驗,並曾於一間國際會計師行及一間主要商人銀行任職,亦曾於香港多間貿易及製造業公司擔任財務高職。

許永基先生,現年60歲,為本集團電子產品部門之營運總監,負責製造及工程事務。彼在電子行業擁有逾30年經驗。在一九九六年加入本集團之前,彼為一間在香港上市之電子公司創辦人之一。

楊錦堂先生,現年51歲,為怡德綫路板有限公司之董事兼總經理,負責本集團整體之綫路板業務。彼持有化學工程學士學位。在一九九一年加入本集團之前,彼曾在數家綫路板製造商任職管理層,並在綫路板業務擁有逾13年之營運及管理經驗。

吳亮明先生,現年50歲,為高級推廣經理,負責本集團有關電子產品銷售及推廣。彼擁有逾20年之銷售及推廣經驗。彼於一九八八年加入本集團。

梁雄達先生,現年39歲,為總經理,負責本集團電子產品部之製造業務。在一九九五年加入本集團前,彼曾在香港一家上市電子製造公司任職品質經理,擁有5年經驗。

方榮漢先生,現年39歲,為研究及發展經理,負責本集團之產品設計及開發與技術支援。彼持有電子工程學士學位,在生產工程方面擁有逾10年經驗。彼於一九九六年加入本集團。

董事會報告書

董事會謹提呈董事會報告書與本公司及本集團截至二零零四年十二月三十一日止年度的經審核財務報告。

主要業務

本公司之主要業務為投資控股。本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資及製造及銷售光學產品。年內本集團之主要業務性質並無重大變動。

業績及股息

本集團截至二零零四年十二月三十一日止年度之溢利與本公司及本集團於該日之財務狀況載於第25頁至第71頁之財務報告。

董事會建議本年度不派發股息。

財務資料概要

以下為本集團於過去五個財政申報年度之業績與於各財政申報年度結算日期之資產、負債及少數股東權益之概要。此等資料乃摘錄自本集團之已刊發經審核財務報告，現載列如下：

	截至十二月三十一日止年度				
	二零零四年	二零零三年	二零零二年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元
業績					
營業額	**691,136**	722,782	741,077	544,174	659,807
除融資成本後溢利	**22,414**	2,808	60,560	28,462	36,943
應佔聯營公司溢利減虧損	**2,791**	1,727	5,797	–	–
除稅前溢利	**25,205**	4,535	66,357	28,462	36,943
稅項	**(452)**	(1,778)	(4,675)	(3,079)	(5,424)
除少數股東權益前溢利	**24,753**	2,757	61,682	25,383	31,519
少數股東權益	**5,758**	8,941	1,165	5,734	976
股東應佔日常業務溢利淨額	**30,511**	11,698	62,847	31,117	32,495

財務資料概要(續)

	截至十二月三十一日止年度				
	二零零四年	二零零三年	二零零二年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元
資產、負債及少數股東權益					
物業、廠房及設備	**169,411**	185,769	201,955	138,811	135,800
投資物業	**93,000**	–	–	–	–
負商譽	**(27,284)**	(40,346)	(58,671)	–	–
於聯營公司之權益	**37,220**	35,581	30,894	–	–
預付租金	**2,640**	3,377	4,114	4,851	5,588
租約按金	**–**	388	972	517	397
遞延產品開發成本	**5,861**	4,783	4,195	4,459	4,131
應收貸款	**2,000**	–	–	–	–
流動資產	**635,798**	725,510	676,241	575,477	421,444
資產總值	**918,646**	915,062	859,700	724,115	567,360
流動負債	**155,907**	191,046	136,492	87,647	146,674
長期服務金撥備	**949**	1,243	1,465		
遞延稅項	**1,433**	1,433	1,433	1,433	1,433
負債總額	**158,289**	193,722	139,390	89,080	148,107
少數股東權益	**21,136**	23,125	32,233	36,443	42,177
資產淨值	**739,221**	698,215	688,077	598,592	377,076

物業、廠房及設備

有關本公司及本集團物業、廠房及設備於本年度之變動詳情載於財務報告附註13。

股本及購股權

本公司股本及購股權於本年度之變動詳情連同變動之理由分別載於財務報告附註28及29。

本公司之公司細則或百慕達法律概無載有本公司須按比例向現有股東提呈發售新股份之優先購股權之規定。

儲備

本公司及本集團儲備於本年度之變動詳情分別載於財務報告附註30及綜合權益變動表。

可供分派儲備

於二零零四年十二月三十一日，本公司可用於現金分派及／或實物分派之儲備根據百慕達一九八一年公司法(經修訂)計算，達404,309,000港元。此外，本公司之股份溢價賬中之200,556,000港元可以繳足股款之紅股方式分派。

主要客戶及供應商

於回顧年度，本集團對五大客戶之銷售佔本年度銷售總額之37%，而其中對最大客戶之銷售佔銷售總額14%。本集團向五大供應商之採購佔本年度採購總額之24%，而向其中最大供應商之採購佔採購總額12%。

據董事所知，董事、彼等之聯繫人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))或就董事所知擁有本公司已發行股本5%以上之股東概無擁有本集團五大客戶或供應商之任何權益。

董事

本年度之本公司董事如下：

執行董事：
邱德華先生 *(主席)*
雷美寶小姐
王香玲小姐
譚榮健先生
譚炳華先生

獨立非執行董事：
吳偉雄先生
張仲良先生
吳弘理先生　　(於二零零四年九月二十七日委任)

根據本公司之公司細則第87條，王香玲小姐及張仲良先生將輪值告退，惟彼等均符合資格並願於應屆股東週年大會上膺選連任。

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之詳盡履歷載於年報第13至14頁。

董事之服務合約

吳弘理先生於二零零四年九月二十七日獲委任為獨立非執行董事，並與本公司訂立服務合約，為期一年，並按照本公司細則須輪席告退及膺選連任。年度董事袍金為120,000港元。

除上述者外，各擬於應屆股東週年大會上膺選連任之董事概無訂立於一年內本公司可毋須付款（法定補償除外）而終止之服務合約。

董事於股份及相關股份之權益及短倉

於二零零四年十二月三十一日，根據證券及期貨條例（「證券及期貨條例」）第352條規定本公司存置之登記冊所載，或根據上市公司董事進行證券交易的標準守則規定向本公司及香港聯合交易所有限公司（「聯交所」）作出之通知，各董事於本公司及其相聯法團（按證券及期貨條例XV部之涵義）之股本中擁有權益如下：

董事	附註	透過所控制之法團	佔本公司已發行股本百份比
邱德華先生	1	14,847,400股	5.2
譚炳華先生	2	8,000股	–

附註：

1. 此等股份乃透過由邱德華先生實益擁有之公司Pacific Shore Profits Limited持有。

2. 此等股份乃透過由譚炳華先生實益擁有之公司Strong Trend International Limited持有。

除上文披露者外，董事概無登記擁有本公司或其任何相聯法團之股份、相關股份或債權證權益或短倉，而須根據證券及期貨條例第352條予以記錄或根據上市公司董事進行證券交易的標準守則通知本公司及聯交所。

董事購入股份之權利

除財務報告附註29披露之購股權計劃資料外，本公司或其任何附屬公司於本年度內概無參與訂立任何安排，致使本公司董事或彼等各自之配偶或未滿18歲之子女可藉購入本公司或任何其他法人團體之股份或債權證而得益。

董事於合約之權益

各董事年內於本公司或其任何附屬公司參與訂立並與本集團業務有重大關連之任何合約中，概無直接或間接擁有任何重大權益。

主要股東及其他人士於股份及相關股份之權益

於二零零四年十二月三十一日，根據證券及期貨條例第336條規定本公司存置之權益登記冊所記錄，以下為本公司已發行股本5%或以上之權益擁有人：

名稱	附註	身份及權益性質	持有普通股數目	佔本公司已發行股本之百分比
Winspark Venture Limited	1	直接實益擁有	165,835,963	58.0
邱德華先生	2、3	透過所控制之法團	14,847,400	5.2

附註：

1. Winspark Venture Limited之全部已發行股本由陳遠明先生實益擁有。
2. 此等股份乃透過由邱德華先生實益擁有之公司Pacific Shore Profits Limited持有。
3. 此項股權與上文「董事於股份及相關股份之權益及短倉」一節所披露者重疊。

除上文披露者外，概無任何人士(本公司董事除外，其權益載於上文「董事於股份及相關股份之權益及短倉」一節)登記擁有根據證券及期貨條例第336條須予記錄之本公司股份或相關股份權益或短倉。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司年內概無購買、贖回或出售任何本公司之上市證券。

關連交易

關連交易詳情載於財務報告附註33。

結算日後事項

本集團結算日後重大事項之詳請載於財務報告附註34。

審計委員會

本公司已根據最佳應用守則之規定成立審計委員會，以審閱及監管本集團之財務申報程序及內部監控工作。審計委員會由本公司三名獨立非執行董事組成。審計委員會已審閱本集團截至二零零四年十二月三十一日止年度之財務報告，並認為該等報告符合適用會計準則及法律規定，及已作出充份披露。

遵守最佳應用守則

董事會認為，除本公司兩位獨立非執行董事吳偉雄先生及張仲良先生並非按香港聯合交易所有限公司(「聯交所」)規定之上市規則附錄十四所載之最佳應用守則(「守則」)第七段之規定以指定任期委任外，本公司於年內一直遵守守則。本公司之獨立非執行董事吳弘理先生與本公司訂立服務合約，由二零零四年九月二十七日起計為期一年。所有獨立非執行董事須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任。

獨立非執行董事之獨立性確認書

本公司已接獲各獨立非執行董事根據上市規則第3.13條就有關彼等之獨立性發出之確認書。本公司認為全體獨立非執行董事均屬獨立。

公眾持股量

於本報告日期，根據本公司可公開獲得之資料及本公司董事所知，本公司一直維持上市規則所指定之公眾持股量。

核數師

年內，安永會計師事務所主動辭任本公司及其附屬公司核數師之職，陳葉馮會計師事務所有限公司獲委任為本公司之核數師，以填補該臨時空缺。

就委任陳葉馮會計師事務所有限公司為本公司核數師之決議案將於應屆股東週年大會上提呈。

代表董事會

邱德華
主席

香港，二零零五年四月二十二日

核數師報告書

CCIF
陳葉馮會計師事務所有限公司
香港 銅鑼灣 軒尼詩道500號
興利中心37樓

致明日國際集團有限公司股東
（於百慕達註冊成立之有限公司）

本行已完成審核載於第25頁至第71頁按照香港公認會計原則編製的財務報告。

董事及核數師的個別責任

貴公司的董事須負責編製真實與公平的財務報告。在編製該等真實與公平之財務報告時，董事必須選擇並貫徹應用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報告作出獨立的意見，並將此意見僅向全體股東報告，不作其他用途。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核工作範圍包括以抽查方式查核與財務報告所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷，並衡量其所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及是否貫徹地應用並足夠地予以披露。

本行在策劃和進行審核工作時，均以取得一切本行認為必須的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報告是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報告所載的資料在整體上是否足夠。本行相信，本行的審核工作已為本行之核數意見建立了合理的基礎。

意見

本行認為上述的財務報告均真實與公平地反映 貴公司及 貴集團於二零零四年十二月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流動狀況，並已按照香港公司條例之披露要求妥善編製。

陳葉馮會計師事務所有限公司
執業會計師
香港，二零零五年四月二十二日

陳維端
執業證書編號：P00712

綜合損益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
營業額	5	**691,136**	722,782
銷售成本		**(599,715)**	(621,877)
毛利		**91,421**	100,905
其他收益	6	**14,089**	11,652
已確認為收入之負商譽		**13,062**	23,550
出售待售物業所得收益		**3,900**	–
出售恒光行部份權益所得收益		**8,458**	18,407
重估租約土地及樓宇之盈餘／(虧絀)淨額		**4,843**	(1,015)
撥回就持作銷售物業所作超額撥備／(撥備)		**3,150**	(2,967)
出售於聯營公司權益之收益		**10,900**	–
應收貸款撥備		**–**	(20)
分銷費用		**(24,050)**	(27,194)
行政支出		**(102,639)**	(109,870)
其他經營開支		**(720)**	(10,640)
經營業務之溢利	7	**22,414**	2,808
應佔聯營公司溢利減虧損		**2,791**	1,727
除税前溢利		**25,205**	4,535
税項	10	**(452)**	(1,778)
除少數股東權益前溢利		**24,753**	2,757
少數股東權益		**5,758**	8,941
股東應佔一般業務之溢利淨額	11	**30,511**	11,698
每股盈利	12		
基本		**10.67仙**	4.09仙
攤薄		**不適用**	不適用

載於第32頁至71頁之附註構成本財務報告一部份。

綜合資產負債表

二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
資產			
非流動資產			
物業、廠房及設備	13	**169,411**	185,769
投資物業	14	**93,000**	–
負商譽	15	**(27,284)**	(40,346)
於聯營公司之權益	17	**37,220**	35,581
預付租金	18	**2,640**	3,377
租約按金		**–**	388
遞延產品開發成本	19	**5,861**	4,783
應收貸款	20	**2,000**	–
		282,848	189,552
流動資產			
持作出售物業	21	**6,000**	5,700
短期投資	22	**7,491**	–
存貨	23	**89,410**	77,910
應收賬款	24	**115,889**	140,416
應收票據		**574**	1,881
應收貸款	20	**1,067**	12,321
貸款之應收利息		**19**	12
預付款項、按金及其他應收款項		**17,624**	30,681
定期存款		**290,469**	147,192
現金及銀行結餘		**107,255**	309,397
		635,798	725,510
負債			
流動負債			
應付賬款	25	**92,704**	119,275
應付聯營公司款項	17	**12,647**	12,781
其他應付款項及應計負債		**30,423**	37,622
應付税項		**20,133**	21,368
		155,907	191,046
流動資產淨值		**479,891**	534,464
總資產減流動負債		**762,739**	724,016
非流動負債			
長期服務金撥備	26	**949**	1,243
遞延税項負債	27	**1,433**	1,433
		2,382	2,676
少數股東權益		**21,136**	23,125
資產淨值		**739,221**	698,215

綜合資產負債表

二零零四年十二月三十一日

	附註	**二零零四年** **千港元**	二零零三年 千港元
資本及儲備			
股本	28	**2,861**	2,861
儲備	30(a)	**736,360**	695,354
		739,221	698,215

董事會於二零零五年四月二十二日核准及授權頒佈。

承董事會命

邱德華
董事

雷美寶
董事

載於第32頁至71頁之附註構成本財務報告一部份。

資產負債表

二零零四年十二月三十一日

	附註	**二零零四年** **千港元**	二零零三年 千港元
資產			
非流動資產			
物業、廠房及設備	13	**27**	56
於附屬公司之權益	16	**331,772**	298,580
		331,799	298,636
流動資產			
預付款項、按金及其他應收款項		**853**	708
可收回稅款		**14**	14
定期存款		**273,042**	131,000
現金及銀行結餘		**3,931**	178,375
		277,840	310,097
負債			
流動負債			
其他應付款項及應計負債		**1,606**	2,228
流動資產淨值		**276,234**	307,869
總資產減流動負債		**608,033**	606,505
非流動負債			
長期服務金撥備	26	**230**	240
資產淨值		**607,803**	606,265
資本及儲備			
已發行股本	28	**2,861**	2,861
儲備	30(b)	**604,942**	603,404
		607,803	606,265

董事會於二零零五年四月二十二日核准及授權頒佈。

邱德華 *董事*

雷美寶 *董事*

載於第32頁至71頁之附註構成本財務報告一部份。

綜合權益變動表

截至二零零四年十二月三十一日止年度

		儲備									
	股本	股份溢價	匯率波動儲備	資本儲備	繳入盈餘	資本贖回儲備	物業重估儲備	投資物業儲備	保留溢利	儲備合計	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	286,069	200,556	1,744	801	–	77	1,290	–	197,540	402,008	688,077
重估租約土地及樓宇而產生	–	–	–	–	–	–	(1,290)	–	–	(1,290)	(1,290)
外匯調整	–	–	(437)	–	–	–	–	–	–	(437)	(437)
少數權益股東攤佔之外匯調整	–	–	167	–	–	–	–	–	–	167	167
綜合損益表未確認之收益及虧損淨額	–	–	(270)	–	–	–	–	–	–	(270)	(270)
資本重組	(283,208)	–	–	–	283,208	–	–	–	–	283,208	–
本年度溢利	–	–	–	–	–	–	–	–	11,698	11,698	11,698
於二零零三年十二月三十一日及二零零四年一月一日	2,861	200,556	1,474	801	283,208	77	–	–	209,238	695,354	698,215
重估租約土地及樓宇而產生	–	–	–	–	–	–	375	–	–	375	375
估算投資物業而產生	–	–	–	–	–	–	–	9,652	–	9,652	9,652
外匯調整	–	–	499	–	–	–	–	–	–	499	499
少數權益股東攤佔之外匯調整	–	–	(31)	–	–	–	–	–	–	(31)	(31)
綜合損益表未確認之收益及虧損淨額	–	–	468	–	–	–	–	–	–	468	468
本年度溢利	–	–	–	–	–	–	–	–	30,511	30,511	30,511
於二零零四年十二月三十一日	2,861	200,556	1,942	801	283,208	77	375	9,652	239,749	736,360	739,221
股本及保留儲備：											
本公司及附屬公司	2,861	200,556	1,942	801	283,208	77	375	9,652	230,585	727,196	730,057
聯營公司	–	–	–	–	–	–	–	–	9,164	9,164	9,164
於二零零四年十二月三十一日	2,861	200,556	1,942	801	283,208	77	375	9,652	239,749	736,360	739,221
本公司及附屬公司	2,861	200,556	1,474	801	283,208	77	–	–	202,865	688,981	691,842
聯營公司	–	–	–	–	–	–	–	–	6,373	6,373	6,373
於二零零三年十二月三十一日	2,861	200,556	1,474	801	283,208	77	–	–	209,238	695,354	698,215

載於第32頁至71頁之附註構成本財務報告一部份。

綜合現金流動表

截至二零零四年十二月三十一日止年度

	二零零四年 千港元	二零零三年 千港元
經營業務之現金流動		
除稅前溢利	**25,205**	4,535
調整：		
重估租約土地及樓宇之（盈餘）／虧絀淨額	**(4,843)**	1,015
持作銷售物業（撥備撥回）／撥備	**(3,150)**	2,967
應佔聯營公司溢利減虧損	**(2,791)**	(1,727)
銀行存款之利息收入	**(1,575)**	(3,621)
上市證券投資之股息收入	**(363)**	–
已確認作收入之負商譽	**(13,062)**	(23,550)
出售恒光行部份權益所得收益	**(8,458)**	(18,407)
出售於聯營公司權益之收益	**(10,900)**	–
出售持作銷售物業之（盈餘）／虧損	**(3,900)**	240
折舊	**35,279**	34,836
攤銷預付租金	**737**	737
攤銷遞延產品開發成本	**1,421**	1,189
應收呆賬（撥備撥回）／撥備	**(1,090)**	8,021
存貨撥備	**289**	12,397
應收貸款撥備	**–**	20
出售固定資產（盈餘）／虧損	**(21)**	118
匯兌差額	**(183)**	(437)
營運資金變動前之經營溢利	**12,595**	18,333
增加遞延產品開發成本	**(2,499)**	(1,777)
於聯營公司結餘淨額減少	**3,648**	822
短期投資增加	**(7,491)**	–
應收賬款減少／（增加）	**25,617**	(43,581)
應收票據減少	**1,307**	24
應收貸款減少	**9,254**	98,193
貸款之應收利息（增加）／減少	**(7)**	110
預付款項、按金及其他應收款項減少／（增加）	**12,417**	(9,006)
存貨（增加）／減少	**(11,789)**	11,432
應付賬款（減少）／增加	**(26,571)**	48,157
應計負債及其他應付款項（減少）／增加	**(7,199)**	1,641
長期服務金撥備減少	**(294)**	(222)
經營業務之現金流動	**8,988**	124,126
已收利息	**1,575**	3,621
已付香港利得稅	**(1,631)**	(804)
已付海外稅項	**(56)**	–
經營業務之現金流入淨額	**8,876**	126,943

綜合現金流動表

截至二零零四年十二月三十一日止年度

	二零零四年 千港元	二零零三年 千港元
投資業務之現金流動		
上市投資之已收股息	**363**	–
購買物業、廠房及設備	**(13,956)**	(21,241)
購買投資物業	**(83,348)**	–
購買持作出售物業	**(9,683)**	–
出售持作出售物業所得款項	**16,433**	4,093
出售固定資產所得款項	**274**	168
租約按金退款	**388**	584
出售附屬公司部份權益之所得款項	**12,088**	18,407
聯營公司之已收股息	**5,000**	–
出售聯營公司權益之所得款項	**4,700**	–
出售恒光行發行股票之所得款項	**–**	5,225
投資業務之現金(流出)／流入淨額	**(67,741)**	7,236
現金及現金等價物(減少)／增加淨額	**(58,865)**	134,179
年初之現金及現金等價物	**456,589**	322,410
年底之現金及現金等價物	**397,724**	456,589
現金及現金等價物結餘之分析		
現金及銀行結餘	**107,255**	309,397
取得時原到期日少於三個月之無抵押定期存款	**290,469**	147,192
	397,724	456,589

載於第32頁至71頁之附註構成本財務報告一部份。

1. 編製基準

a) 主要業務

本公司之主要業務為投資控股。年內本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資及製造及銷售光學產品。年內本集團之主要業務性質並無重大變動。

b) 綜合賬目之基準

本集團之財務報告包括本公司及其附屬公司截至二零零四年十二月三十一日止年度之財務報告。於本年內購入或出售之附屬公司之業績分別由收購之生效日期起計或計至出售之生效日期止。集團內公司間一切重大交易及結餘均於綜合賬目時抵銷。

出售附屬公司之收益或虧損指出售所得款項與本集團佔該公司之資產淨值之差額，連同之前並無在綜合損益賬內支銷或確認之任何商譽或資本儲備。

少數股東權益指外界股東於本公司附屬公司之業績及資產淨值所佔之權益。

2. 近期頒佈之香港財務報告

近期新頒佈之香港財務報告準則(「香港財務報告準則」)之影響

香港會計師公會已頒佈多項於二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則及香港會計準則(統稱「新香港財務報告準則」)。本集團並無於截至二零零四年十二月三十一日止年度之財務報告中提早採納此等新香港財務報告準則。本集團已開始評估此等香港新財務報告準則所帶來之影響，惟目前仍未能評論此等新香港財務報告準則對本集團之經營業績及財務狀況有否重大影響。

3. 主要會計政策概要

財務報告乃根據香港普遍採納之會計準則編製，且符合香港會計師公會頒佈之會計實務準則(「會計實務準則」)及詮譯及香港公司條例之披露規定。財務報告經若干物業重估修訂，並根據歷史成本慣例而編製。該等財務報告亦符合香港聯合交易所有限公司(「聯交所」)證券上市規則之適用披露規定。本集團採納之主要會計政策之概要載於下文。

a) 附屬公司

附屬公司指本集團或本公司直接或間接控制其投票權或已發行股本半數以上或控制其董事會組成之公司。倘若本公司有權直接或間接地掌控其財務及業務政策，以從其業務中獲利，聯營公司即被視為本公司所控制。

資產負債表中於附屬公司之投資按成本入賬，如出現永久減值時，則作出所需要之撥備。附屬公司之業績按已收及應收股息入賬。

集團內交易之集團內部結餘及交易及任何未變現之利潤，於編製綜合財務報告時完全抵銷。於集團內部交易未變現之虧損按未變現收益之相同方式抵銷，惟以並無出現減損者為限。

b) 合營公司

合營公司指本集團與其他人士透過合營安排進行經濟活動之公司。合營公司以獨立實體之形式經營，本集團與其他人士於當中擁有權益。

合營夥伴間訂立之合營企業協議內訂明合營公司各方之出資額，合營企業之期限，以及於解散時變現資產之基準。合營公司業務之損益及任何剩餘資產分派乃根據合營夥伴各自之出資比例或根據合營企業協議之條款攤分。

3. 主要會計政策概要(續)

b) 合營公司(續)

倘本集團：

i) 直接或間接擁有合營公司之單一控制權，則該合營公司將被視為一間附屬公司；

ii) 並未擁有合營公司之單一或共同控制權，惟直接或間接普遍持有合營公司註冊股本不少於20%，並可對該合營公司行使重大影響力，則該合營公司將被視為一間聯營公司；

iii) 並未擁有合營公司之單一控制權，惟直接或間接聯合控制該公司，則該合營公司將被視為一間聯合控制機構；及

iv) 直接或間接持有合營公司之註冊資本少於20%，及並無聯合控制或對該合營公司行使重大影響力，則該合營公司被視為一項長期投資。

c) 聯營公司

聯營公司指本集團或本公司對該公司行使重大影響力，該公司非本集團或本公司之附屬公司或合營公司。

於聯營公司之投資計入成本減值撥備，如有需要，按各聯營公司之所有減值損失之規定。聯營公司之業績包括已收及應收股息。

於聯營公司之投資乃按權益法於綜合資產負債表中處理，該等投資首先以成本值列賬，其後按收購後本集團或本公司應佔聯營公司之資產淨值出現之變動予以調整。聯營公司之業績乃按本集團或本公司應佔聯營公司之業績於綜合損益賬處理。

d) 商譽

收購附屬公司及聯營公司產生之商譽為購買代價超逾本集團應佔所購入可識別資產及負債於收購日期之公平價值之數額。

收購帶來之商譽在綜合資產負債表內確認為資產，並按其估計可使用年期以直線法攤銷。

3. 主要會計政策概要(續)

d) 商譽(續)

出售附屬公司及聯營公司時，出售損益按於出售日期之淨資產計算，並包括應佔而仍未攤銷之商譽款額及任何有關儲備(如適用)。過往於收購時以綜合儲備抵銷之任何應佔商譽會於出售時撥回及於計算損益時計入。

e) 負商譽

收購控股附屬公司、聯營公司及共同控制實體產生之負商譽為本集團應佔所購入可識別資產及負債之公平價值超逾購買代價之數額。

- 就於二零零一年一月一日前之收購，負商譽已計入資本儲備；及

- 就於二零零一年一月一日或之後之收購，倘有關負商譽日後虧損及開支之預期於收購計劃中已得到確認，並可準確計算，惟尚未確認，則於日後虧損及開支確認時列入綜合損益賬。任何餘下之未超過已收購非貨幣資產之公平市值之負商譽按該等可貶值／可攤銷之非貨幣資產之使用年限之加權平均數列入綜合損益賬。超過已收購非貨幣資產之公平市值之負商譽立即列入綜合損益賬。

有關未列入綜合損益賬之任何負商譽：

- 就受控制附屬公司而言，該等負商譽乃於綜合資產負債表中屬同一資產負債表類別正商譽內以一項資產扣除呈列；及

- 就聯營公司及共同控制實體而言，該負商譽列入聯營公司及共同控制實體權益之賬面值。

年內出售受控制附屬公司、聯營公司或共同控制實體，購買商譽之任何可分派金額以往未於綜合損益賬攤銷或於本公司儲備變動表處理，將計入綜合損益賬內。

3. 主要會計政策概要(續)

f) 資產耗蝕

於每個結算日，均會評估有否任何跡像顯示任何資產出現耗蝕，或已於過往年度確認之資產耗蝕虧損是否不再存在或經已減少。如出現任何該等跡象，該資產之可收回款額將被評估。資產之可收回款額按使用中之資產價值或淨銷售價(以較高者為準)計算。

只有在資產賬面值超逾其可收回款額之情況下，方會確認耗蝕虧損。耗蝕虧損會自其出現期間之損益賬扣除，除非資產乃按重估款額置存，則耗蝕虧損會就重估資產按有關會計政策列賬。

先前確認之耗蝕虧損，僅當用以釐定一項資產之可收回金額之估計出現變動時方予以撥回，惟如過往年度並無就該項資產確認任何耗蝕虧損，則該金額不會高於該資產可能會予釐定之賬面值(扣除任何折舊／攤銷)。耗蝕虧損之撥回於其產生之期間計入損益賬，除非資產乃以重估金額作為面值，則耗蝕虧損撥回會就重估資產按照有關資產之會計政策列賬。

g) 物業、廠房及設備及折舊

物業、廠房及設備按成本或估值減累積折舊及任何耗蝕虧損列賬。

資產成本包括其購買價與任何將資產轉至可運作狀況及擬使用地點所產生之直接應佔成本。資產投入運作後所承擔之開支，如維修保養費用，一般在所承擔期間於損益賬中扣除。倘能清楚顯示有關開支已促使日後使用資產預期可獲得之未來經濟利益增加，則有關開支乃撥充資本，作為資產之額外成本。

個別資產均以直線基準在其估計可使用年期撇銷成本或估值，以計算折舊。採用之主要年率如下：

根據中期租約持有之土地	按尚餘租約年期計算
樓宇	4%
租約物業裝修	5-50%
廠房及機器	6.67-20%
傢俬、裝置及辦公室設備	10-20%
汽車	20%

3. 主要會計政策概要(續)

g) 物業、廠房及設備及折舊(續)

物業、廠房及設備之價值因重估而出現之改變，按個別資產基準在資產重估儲備中列作變動處理。重估虧絀倘未能在同一資產之重估盈餘中抵銷，則會於損益賬中扣除。其後任何重估盈餘會計入損益賬內，惟以先前於損益賬扣除之虧絀為限。

於損益賬內確認之物業、廠房及設備之出售或報廢收益或虧損為有關物業、廠房及設備之出售所得款項淨額與賬面值兩者之差額。於出售或報廢時，之前並未在保留溢利中處理之應佔重估增值會直接轉撥往保留溢利。

h) 投資物業

投資物業指建設及開發產生之土地及樓宇之收益，本公司因其投資潛力及協商的租賃收益而持有該等物業。

投資物業價值之改變視為投資物業之重估儲備之變動，惟除儲備總值不足以彌補資財基準之虧損，虧損超出投資物業重估儲備之數額包含於損益賬內。對於先前計入損益賬之虧損及隨後產生的重估盈餘，此等盈餘計入先前計入之損益賬之虧損內。於出售投資物業，先前變現之重估儲備額達關於預期估價之相關部份由投資物業重估儲備解除至損益表內。

投資物業按其賬面值列入資產負債表。賬面值指價值減投資物業之累計折舊，於物業重新分類時投資物業確定。投資物業不可折舊，惟租期低於二十年或賬面值所載折舊額低於餘下租期之情況下例外。

i) 研究及開發成本

所有研究成本於出現時自損益賬扣除。

新產品開發項目產生之開支只有於有關項目可明確界定、開支可獨立識別及可靠計算，可按合理方式確定項目在技術上可行及產品具商業價值時，方會撥作資本及遞延。未能符合以上條件之產品開發開支會於產生時列作開支。

3. 主要會計政策概要(續)

i) 研究及開發成本(續)

遞延開發成本按成本減任何耗蝕虧損，並以直線法按有關產品之商用年期(由產品作商業投產當日起計並不超逾七年)攤銷。

j) 短期投資

短期投資乃指於持作交易用途股本證券之投資，及於資產負債表結算日按個別投資基準以公平價值計入賬目。公平價值指所報之市場價值減董事認為可反映出售大量股份對價格之潛在影響而需要作出之任何折讓。因證券公平價值改變而產生之損益於改變期間計入損益表或自損益賬扣除。

k) 持作出售物業

持作出售物業乃以賬面值及可變現淨值之較低者列賬。

l) 存貨

存貨按成本及可變現淨值兩者中之較低值入賬。成本按加權平均基準計算，就在製造品及製成品而言，包括直接物料成本、直接工資及適當部份之間接開支。可變現淨值為估計售價減預期製成及出售時所需之任何費用。

m) 撥備及或然負債

倘因過往事件而令本集團或本公司具有一項法律或推定義務，有可能須要就可作出合理估計之經濟利益流出就未確定時限或金額之負債確認撥備以償付該等負債。倘貨幣之時間價值重大，則撥備乃以預期用以償付該等負債之開支之現值列賬。

倘經濟利益未必流出或負債金額不能可靠地釐定，則除非經濟利益流出之機會甚微，否則負債將被披露為或然負債。除非經濟利益流出之機會甚微，否則因過往事件產生、並僅可在發生或不發生之一項或多項未來事件之情況下確定之可能負債，亦會被披露為或然負債。

3. 主要會計政策概要（續）

n) 所得稅

所得稅包括即期及遞延稅項變動。倘所得稅關乎同一或不同期間直接於股本確認之項目，則於損益賬或股本確認。

遞延稅項乃採用負債法，對於結算日資產及負債之計稅基準及該等項目之賬面值之一切暫時性差額就財務申報而作出撥備。

遞延稅項負債就一切暫時差額予以確認：

- 惟首次確認之資產或負債（於交易時並不影響會計溢利或應課稅溢利或虧損）所產生之遞延稅項負債除外；及
- 就與於附屬公司及聯營公司之投資有關之應課稅暫時差額而言，除非撥回暫時差額之時間可以控制及暫時差額可能不會在可見將來撥回。

所有可予扣減暫時差額、未動用稅項資產結轉及未動用稅項虧損於可能獲得應課稅溢利作為抵銷，以動用該等可予扣減暫時差額、未動用稅項資產結轉及未動用稅項虧損之情況下，均確認為遞延稅項資產：

- 惟關乎首次確認之資產或負債（於交易時並不影響會計溢利或應課稅溢利或虧損）所產生之可予扣減暫時差額之遞延稅項資產除外；及
- 就與於附屬公司及聯營公司之投資有關之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課稅溢利作為抵銷，以動用暫時差額之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱，並予以相應扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，先前未確認之遞延稅項資產乃於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下予以確認。

遞延稅項資產及負債乃根據於結算日已實施或已大致實施之稅率（及稅務法例），按變現資產或清償負債之期間預期適用之稅率予以估量。

3. 主要會計政策概要(續)

o) 營業租約

凡資產擁有權之絕大部份收益及風險仍歸於出租人之租約，均視為經營租約。有關該等經營租約之租金乃按租約年期以直線法計入損益賬或自損益賬扣除。

p) 僱員福利

帶薪假期結轉

本集團根據僱員合約，每一曆年向僱員提供帶薪年假。在若干情況下，允許將截至結算日之餘下未用之假期結轉並由有關僱員於下一年度使用。僱員年度內應得之帶薪假期之預計將來成本及結轉於結算日列作應計費用。

僱傭條例之長期服務金

根據香港僱傭條例，本集團若干員工已完成為本集團服務所需年期，於終止僱用時符合收取長期服務金資格。若終止僱用符合香港僱傭條例所規定之情況，本集團有責任支付該等款項。

本集團就預期未來可能作出之長期服務金確認撥備。該等撥備乃按照員工截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

退休福利計劃

本集團根據強制性公積金計劃條例設立定額供款之強制性公積金退休福利計劃(「強積金計劃」)，以供有資格參與強積金計劃之僱員參加。供款乃按僱員底薪之若干百份比計算，並於根據強積金計劃之規則應予支付時自損益賬扣除。強積金計劃之資產獨立於本集團之資產，並由獨立管理之基金另行持有。本集團之僱主供款於向強積金計劃供款後全數即屬僱員所有，惟根據強積金計劃之規則，本集團之僱主自願供款會於僱員於有權收取全部僱主供款前離職時退回本集團。

3. 主要會計政策概要(續)

p) 僱員福利(續)

退休福利計劃(續)

本集團在中華人民共和國(「中國」)附屬公司之僱員為中國政府設立之國家資助退休計劃之成員。

購股權計劃

本公司設立購股權計劃,旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。根據購股權計劃授出購股權產生之財務影響將待該等購股權獲行使時,方會記錄於本公司或本集團之資產負債表內,損益賬或資產負債表亦無記錄其成本值。當購股權獲行使時,由此發行之股份將按股份面值作為本公司額外股本,每股行使價超出股份面值之部份則記錄於本公司之股份溢價賬內。於行使日期前已註銷或失效之購股權將於尚未行使購股權之登記冊上刪除。

q) 關連人士

一方能夠直接或間接控制另一方,或對另一方之財務及經營決策可行使重大影響力之人士,均被視為關連人士。雙方均受制於相同控制權或相同重大影響力之人士,亦被視為關連人士。關連人士可為個別人士或公司。

r) 現金及現金等價物

就綜合現金流量表而言,現金及現金等價物包括庫存現金及活期存款,以及該等可隨時轉換為已知數額現金且所承受之價值變動風險微小、自購入起計一般時限不超過三個月之短期高流通性投資,另扣除須於要求時償還之銀行透支,為本集團現金管理不可分割部份。

就資產負債表而言,現金及銀行結餘和定期存款指其使用不受限制之資產。

3. 主要會計政策概要(續)

s) 收入確認

於經濟利益將流入本集團，且收入得以可靠地衡量時，收入按下基準確認入賬：

(i) 貨品出售，在擁有權之主要風險及回報轉嫁至買家時入賬，惟本集團須不再保持擁有權一般所涉及之管理或已售貨品之實際控制權；

(ii) 利息，根據未償還本金額按實際適用利率以時間比例基準計算入賬；

(iii) 於交易日，出售上市證券投資；

(iv) 於簽署具法律約束力之銷售合約時，出售物業；

(v) 股息，於股東收取股息之權利確立時入賬；及

(vi) 管理費用，於提供服務時入賬。

t) 外幣換算

外幣交易乃按交易日期之適用滙率記錄。於結算日以外幣為單位之貨幣資產及負債均按當日之適用率換算。兑差額均列入綜合損益賬處理。

綜合賬目時，海外附屬公司及聯營公司之財務報告按淨投資法換算為港元，海外附屬公司及聯營公司之損益賬按本年度之加權平均滙率換算為港元，該等公司之資產負債表則按結算日之率換算為港元。換算產生之滙兑差額計入滙率波動儲備。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量發生當日之滙率換算為港元，海外附屬公司於整個年度經常重複發生之現金流量則按本年度之加權平均滙率換算為港元。

4. 分部資料

分部資料以兩種分部形式呈報：(i)以業務分部作為主要呈報方式，及(ii)以地區分部作為次要呈報方式。

本集團之經營業務按業務性質及所提供之產品及服務分別組合及管理。本集團每項業務分部均代表所提供產品及服務涉及之風險及回報與其他業務分部不同之策略性業務單位。業務分部資料現概述如下：

(a) 電子產品分部，包括生產及銷售電子產品；

(b) 綫路板分部，包括生產及銷售綫路版；

(c) 電子部件及零件分部，包括買賣及分銷電子配件及部件；

(d) 上市股本證券分部，包括買賣上市股本投資專案；

(e) 金融服務分部，包括提供貸款融資服務；及

(f) 光學產品分部，包括製造和銷售光學產品。

在釐定本集團之地區分部時，會按客戶所在地劃分收益所屬分部，亦按資產所在地劃分資產所屬分部。

分部間之銷售及轉撥按用作向第三者以當時市價進行銷售之售價進行。

4. 分部資料(續)

a) 業務分部

下表載列本集團業務分部之有關收益、溢利／(虧損)及若干資產、負債及費用之資料。

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
分部收益																
向外界客戶銷售	391,632	398,361	108,992	130,901	–	2	15,515	870	107	412	174,890	192,236	–	–	691,136	722,782
分部間銷售	–	–	4,787	11,458	19,416	21,071	–	–	2,887	–	–	–	(27,090)	(32,529)	–	–
其他收益	3,356	1,904	5,192	1,412	–	25	469	421	–	–	2,800	3,167	–	–	11,817	6,929
合計	394,988	400,265	118,971	143,771	19,416	21,098	15,984	1,291	2,994	412	177,690	195,403	(27,090)	(32,529)	702,953	729,711
分部業績	17,288	17,027	(18,328)	(18,342)	683	673	(3,607)	(7,297)	(5,800)	(9,177)	(5,345)	(21,673)	642	(60)	(14,467)	(38,849)
利息、股息收入及未分配收益															2,272	4,723
已確認為收入之負商譽															13,062	23,550
出售恒光行部份權益所得收益															8,458	18,407
出售持作轉售物業所得收益															3,900	–
撥回就持作銷售物業所作超額撥備／(撥備)															3,150	(2,967)
重估租約土地及樓宇之盈餘／(虧絀)淨額															4,843	(1,015)
出售聯營公司所得收益															10,900	–
未分配開支															(9,704)	(1,041)
經營業務溢利															22,414	2,808
應佔聯營公司溢利減虧損															2,791	1,727
除稅前溢利															25,205	4,535
稅項																
本公司及附屬公司															(452)	(1,627)
聯營公司															–	(151)
除少數股東權益前溢利															24,753	2,757
少數股東權益															5,758	8,941
股東應佔一般業務之溢利淨額															30,511	11,698

4. 分部資料（續）

a) 業務分部（續）

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
分部資產	185,093	194,155	119,469	129,691	1,222	5,202	23,884	6,675	101,612	57,953	195,056	166,971	(16,641)	(5,518)	609,695	555,129
於聯營公司之權益	-	-	-	-	-	-	-	-	-	-	37,220	35,581	-	-	37,220	35,581
未分配資產	-	-	-	-	-	-	-	-	-	-	-	-	-	-	271,731	324,352
合計															918,646	915,062
分部負債	31,309	44,962	80,327	66,800	1,396	3,341	42	96	123	83	41,356	56,997	(16,600)	(5,457)	137,953	166,822
未分配負債	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20,336	26,900
總負債															158,289	193,722
其他分部資料																
折舊及攤銷	14,303	13,100	6,724	9,760	119	-	-	-	-	-	13,645	10,980	-	-	34,791	33,840
未分配款額															2,646	2,922
															37,437	36,762
資本開支	10,216	18,723	3,154	2,198	-	-	-	-	-	-	3,000	1,053	-	-	16,370	21,974
未分配款額															85	1,044
															16,455	23,018
應收貸款撥備	-	-	-	-	-	-	-	-	-	20	-	-	-	-	-	20
撥回就持作銷售物業所作超額撥備／（撥備）	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,150	(2,967)
撥回就應收呆賬超額撥備（撥備）	-	-	(1,090)	2,947	-	-	-	-	-	-	-	5,074	-	-	(1,090)	8,021
存貨撥備／（存貨超額撥備撥回）	291	(97)	(240)	5,326	-	-	-	-	-	-	238	7,168	-	-	289	12,397
重估租賃土地及樓宇之盈餘／（虧絀）	643	(643)	-	-	-	-	-	-	-	-	-	-	-	-	643	(643)
未分配款額															4,200	(372)
															4,843	(1,015)
直接在股本確認之重估物業之盈餘／（虧絀）	375	(1,290)	-	-	-	-	-	-	-	-	-	-	-	-	375	(1,290)
未分配款額															9,652	-
															10,027	(1,290)

4. 分部資料(續)

b) 地區分部

下表載列本集團地區分部之有關收益及若干資產及費用之資料。

本集團

	歐洲		北美洲		香港		日本		其他		對銷		綜合	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
分部收益:														
向外界客戶銷售	89,922	100,032	189,345	231,592	183,782	197,090	180,807	150,401	47,280	43,667	–	–	691,136	722,782

	香港		中國內地		其他		對銷		綜合	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
其他分部資料:										
分部資產	675,826	577,418	193,395	254,868	12,205	47,195	–	–	881,426	879,481
於聯營公司之權益	(10,165)	(9,376)	47,224	44,796	161	161	–	–	37,220	35,581
									918,646	915,062
資本開支	160	1,262	16,295	21,756	–	–	–	–	16,455	23,018

5. 營業額

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

從以下業務錄得之收入已納入營業額內：

	二零零四年 千港元	二零零三年 千港元
製造及銷售電子產品	**391,632**	398,361
製造及銷售綫路板	**108,992**	130,901
買賣及分銷電子配件及部件	**–**	2
買賣上市證券投資	**15,515**	870
提供貸款融資	**107**	412
製造及銷售光學產品	**174,890**	192,236
	691,136	722,782

6. 其他收益

	二零零四年 千港元	二零零三年 千港元
銀行利息收入	**1,575**	3,621
上市證券投資之股息收入	**363**	–
廢棄存貨之銷售額	**2,795**	889
已收管理費用	**1,908**	2,346
產品開發收入	**2,678**	2,709
租金收入	**1,024**	421
原材料之銷售額	**1,778**	446
其他	**1,968**	1,220
	14,089	11,652

7. 經營業務之溢利

本集團經營業務之溢利已扣除／(計入)：

	二零零四年 千港元	二零零三年 千港元
存貨成本	**583,563**	621,192
折舊	**35,279**	34,836
預付租金攤銷	**737**	737
遞延產品開發成本	**1,421**	1,189
營業租約最低租金：		
土地及樓宇	**9,495**	9,673
辦公室設備	**233**	269
員工成本(包括董事酬金－附註8)：		
工資及薪金	**114,775**	119,856
退休金供款	**1,818**	2,261
減：已放棄之供款	**(562)**	(393)
	1,256	1,868
	116,031	121,724
核數師酬金：		
本年度撥備	**1,370**	1,930
上年度撥備不足	**–**	65
	1,370	1,995
應收呆賬(撥回撥備)／撥備	**(1,090)**	8,021
存貨撥備	**289**	12,397
確認為收入之負商譽	**(13,062)**	(23,550)
出售物業、廠房及設備之(收益)／虧損	**(21)**	118
出售持作出售物業之(收益)／虧損	**(3,900)**	240
匯兑虧損淨額	**1,068**	276
出售上市證券投資之虧損／(收益)淨額	**88**	(185)
出售恒光行部份權益之收益	**(8,458)**	(18,407)

已售存貨成本包括涉及直接員工成本、存貨撥備、攤銷預付租金、遞延產品開發成本攤銷、土地及樓宇經營租約租金及製造業務折舊之款項102,679,000港元(二零零三年：95,087,000港元)，有關款項亦已計入上述就有關種類開支所披露之各種開支總額。

* 於二零零四年十二月三十一日，本集團並無已放棄之供款可供扣減未來年度(二零零三年：無)。

8. 董事酬金

根據香港聯合交易所有限公司證券上市規則(「上市規則」)及香港公司條例第161之規定本年度之董事酬金披露如下：

	二零零四年 **千港元**	二零零三年 千港元
董事袍金		
執行董事	–	–
獨立非執行董事	**361**	330
其他報酬：		
執行董事：		
薪金及其他福利	**7,189**	8,229
花紅	–	–
退休金供款	**295**	369
獨立非執行董事：		
薪金及其他福利	–	–
	7,845	8,928

董事之酬金屬於下列幅度：

	董事人數	
	二零零四年	二零零三年
零港元至1,000,000港元	**5**	4
1,000,001港元至1,500,000港元	**1**	1
1,500,001港元至3,000,000港元	**2**	2
	8	7

本公司於本年度並無訂立任何董事放棄或同意放棄酬金之安排(二零零三年：無)。

9. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零三年：三位)董事，彼等之酬金詳情載於上文附註8。餘下三位(二零零三年：兩位)非董事之最高薪僱員年內的酬金如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
薪金、津貼及實物利益	**3,520**	3,210
退休金供款	**103**	56
	3,623	3,266

非董事之最高薪僱員之酬金屬於下列幅度：

	僱員人數	
	二零零四年	二零零三年
零港元至1,000,000港元	**1**	–
1,000,001港元至1,500,000港元	**2**	1
1,500,001港元至2,000,000港元	**–**	1
	3	2

10. 稅項

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%(二零零三年：17.5%)之稅率撥備。海外應課稅溢利之稅款根據有關之現有法例、詮釋及慣例，按本集團營業國家之現行稅率計算。

	本集團	
	二零零四年	二零零三年
	千港元	千港元
中國：		
香港：		
本年度撥備	**976**	1,524
以往年度(超額撥備)／撥備不足	**(750)**	80
中國內地	**226**	23
	452	1,627
分佔聯營公司應佔稅項	**–**	151
本年度稅款總額	**452**	1,778

10. 稅項(續)

根據適用之中國企業所得稅法，本集團在中國註冊之兩間附屬公司東莞怡富綫路板廠(「怡富」)及高勁電子(深圳)有限公司(「高勁」)可於首兩個獲利營業年度豁免支付所得稅，並於其後三個年度獲豁免支付應繳所得稅之50%。

怡富所享有之上述稅項豁免已經屆滿。根據本年獲授之另一項稅務豁免，於二零零四年怡富適用之所得稅為15%(二零零三年：15%)。截至二零零二年十二月三十一日止年度為高勁之首個獲利年度，所得稅享有50%之豁免。故高勁適用之所得稅率為每年15%。

採用本公司、其附屬公司及聯營公司所在國家之法定稅率計算之除稅前溢利適用稅項支出與按實際稅率計算之稅項支出之調節，以及適用稅率(即法定稅率)與實際稅率之調節如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
除稅前溢利	**25,205**	4,535
按法定稅率計算之稅項	**4,411**	794
過往年度本期稅率之調整	**(750)**	80
無須繳稅收入	**(5,502)**	(945)
不可扣稅支出	**2,419**	2,325
使用過往年度稅損	**(759)**	(476)
其他國家不同稅率之影響	**633**	—
按本集團實際稅率計算之稅項支出	**452**	1,778

11. 股東應佔一般業務之溢利淨額

在本公司財務報告中處理之截至二零零四年十二月三十一日止年度股東應佔一般業務之溢利淨額為1,538,000港元(二零零三年：30,768,000港元)。

12. 每股盈利

每股基本盈利乃根據本年度股東應佔純利30,511,000港元(二零零三年：11,698,000港元)及年內已發行普通股286,068,644股(二零零三年：286,068,644股)之加權平均數計算。

由於本年度並無攤薄事項，故並無披露截至二零零三及二零零四年十二月三十一日止年度之每股攤薄盈利。

13. 物業，廠房及設備

本集團

	租約持有之土地及樓宇 千港元	租約物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	共計 千港元
成本或估值						
於年初	34,900	45,671	181,048	48,235	3,667	313,521
添置	–	4,025	7,836	2,095	–	13,956
出售	–	(77)	(642)	(179)	(332)	(1,230)
重估盈餘	4,200	–	–	–	–	4,200
於二零零四年十二月三十一日	39,100	49,619	188,242	50,151	3,335	330,447
累計折舊						
於年初	–	19,481	86,027	19,715	2,529	127,752
本年度撥備	1,018	5,955	19,663	8,261	382	35,279
出售	–	(14)	(494)	(174)	(295)	(977)
重估之撥回	(1,018)	–	–	–	–	(1,018)
於二零零四年十二月三十一日	–	25,422	105,196	27,802	2,616	161,036
賬面淨值						
於二零零四年十二月三十一日	39,100	24,197	83,046	22,349	719	169,411
於二零零三年十二月三十一日	34,900	26,190	95,021	28,520	1,138	185,769
成本及估值分析						
按成本值	–	49,619	188,242	50,151	3,335	291,347
按二零零四年估值	39,100	–	–	–	–	39,100
	39,100	49,619	188,242	50,151	3,335	330,447

13. 物業，廠房及設備（續）

本公司

	租約物業裝修 千港元	傢俬及裝置 千港元	合計 千港元
成本：			
年初及於二零零四年十二月三十一日	13	144	157
累計折舊：			
年初	8	93	101
本年度撥備	2	27	29
於二零零四年十二月三十一日	10	120	130
賬面淨值：			
於二零零四年十二月三十一日	3	24	27
於二零零三年十二月三十一日	5	51	56

本集團於二零零四年十二月三十一日之租約土地及樓宇分析如下：

	按估值 千港元
位於中國內地之中期租約土地及樓宇	24,100
位於香港之中期租約土地及樓宇	15,000
	39,100

租約土地及樓宇已由獨立專業估值師行保柏國際評估有限公司於二零零四年十二月三十一日按公開市值基準根據現況使用估值為39,100,000港元。因該等估值而產生之重估盈餘4,843,000港元及375,000港元已分別計入損益賬及物業重估儲備。

倘按估值列賬之本集團土地及樓宇乃按成本值減累計折舊入賬，則該等土地及樓宇將會按約39,830,000港元（二零零三年：40,848,000港元）列入財務報告。

本集團若干租約土地及樓宇已抵押，以取得授予本集團之若干銀行融資。於二零零四年十二月三十一日之物業、廠房及設備總額中，已抵押資產之賬面淨值為15,000,000港元（二零零三年：11,200,000港元）。

14. 投資物業

本集團

	二零零四年 千港元
於二零零四年一月一日	–
添置	83,348
重估之盈餘	9,652
於二零零四年十二月三十一日	93,000

投資物業由保柏國際評估有限公司，一家獨立的專業估值公司於二零零四年十二月三十一日以公開市場價估值。此估值帶來了9,652,000港元的重新估值盈餘，並記入投資物業儲備。

在香港，投資物業乃以長期租約持有。

15. 負商譽

因收購恒光行實業有限公司(「恒光行」)及於二零零二年額外投資Electronics Tomorrow Manufactory Inc.之額外投資所產生並於綜合資產負債表中確認之負商譽如下：

本集團

	千港元
成本	
於二零零四年一月一日	88,680
確認為收入(累計)	
於二零零四年一月一日	48,334
年內已確認為收入	13,062
於二零零四年十二月三十一日	61,396
賬面淨值	
於二零零四年十二月三十一日	27,284
於二零零三年十二月三十一日	40,346

16. 於附屬公司之權益

	二零零四年 千港元	二零零三年 千港元
非上市股份，按成本	**93,316**	93,316
應收附屬公司之款項	**279,862**	244,045
應付附屬公司之款項	**(2,778)**	(153)
	370,400	337,208
耗蝕撥備	**(38,628)**	(38,628)
	331,772	298,580

與附屬公司之往來結餘乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

以下為主要附屬公司之詳情：

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	本公司應佔股權百分比 二零零三年	主要業務
弘源有限公司	香港	2港元	**100%**	100%	提供貸款融資
Allied Trade Limited	英屬處女群島	1美元	**100%**	–	投資控股
Allied Success Inc.	英屬處女群島	10,000美元	**88%**	–	投資控股
康琳有限公司	香港	2港元	**100%**	100%	證券投資及物業持有
怡德綫路板有限公司	香港	100港元	**57%**	65%	買賣印刷綫路板

16. 於附屬公司之權益（續）

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	本公司應佔股權百分比 二零零三年	主要業務
Eastec Purchasing Limited	英屬處女群島／日本	1美元	**100%**	100%	買賣電子配件及部件
易達科技有限公司	香港	2港元	**100%**	100%	買賣電子配件及部件
Electronics Tomorrow International Limited	英屬處女群島	600美元	**100%**	100%	投資控股
明日電子有限公司	香港	500,000港元	**100%**	100%	製造及銷售電子產品
Electronics Tomorrow Manufactory Inc.	英屬處女群島	350美元	**57%**	65%	投資控股
Fortune Dynamic Group Corp.（「Fortune Dynamic」）	英屬處女群島	1美元	**100%**	100%	投資控股
Good Order International Inc.	英屬處女群島	100美元	**100%**	100%	投資控股
Issegon Company Limited	香港	300,000港元	**100%**	100%	投資控股
Master Base Limited	英屬處女群島	1美元	**100%**	100%	投資控股
Maxwood Limited	香港	2港元	**100%**	100%	證券投資

16. 於附屬公司之權益(續)

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	二零零三年	主要業務
添致有限公司	香港	2港元	**100%**	–	物業持有
Plentiful Light Ltd.	英屬處女群島／中國	100美元	**57%**	65%	製造印刷綫路板
Probest Holdings Inc. (「Probest」)	英屬處女群島	1美元	**100%**	100%	投資控股
東莞怡富綫路板廠 (「怡富」) (i) (ii)	中國	64,160,000港元	**48%**	55%	製造印刷綫路板
高勁電子(深圳)有限公司 (「高勁」) (ii)	中國	5,000,000美元	**100%**	100%	製造電子產品
東莞德寶光學有限公司 (「德寶」) (iv)、(vii)	中國	58,550,910港元	**26%**	31%	製造多層鍍膜鏡片
東莞恒惠眼鏡有限公司 (「東莞恒惠」) (v)、(vii)	中國	62,504,800港元	**42%**	51%	製造光學產品
霸泉有限公司(vii)	香港	75,000,000港元	**46%**	55%	投資控股
盈展國際有限公司(iii)	香港	1,000,000港元	**26%**	31%	投資控股

16. 於附屬公司之權益(續)

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	二零零三年	主要業務
寶源工商業發展有限公司(vii)	香港	2港元	**51%**	61%	於中國持有物業
深圳橫崗光學實業有限公司(「橫崗」)(iii)、(vi)	中國	30,000,000美元	41%	49%	製造光學產品
恒光國際製造有限公司(vii)	香港	31,249,000港元	**51%**	61%	投資控股
恒光眼鏡行有限公司(vii)	香港	100,000港元	**51%**	61%	買賣光學產品

除Electronics Tomorrow International Limited、Fortune Dynamic及Master Base Limited乃由本公司直接持有外，所有附屬公司均由本公司間接持有。

(i) 怡富是根據中國法律成立之中外合營企業。

(ii) 高勁是根據中國法律註冊之外商獨資企業。

(ii) 本公司有權在該等公司之董事會議上投過半數票，故該等公司被視為本公司之附屬公司。

(iv) 德寶是根據中國法律註冊之外商獨資企業，註冊股本為118,100,000港元。於結算日，本集團已將價值58,550,910港元之廠房及機器作為資本出資，以符合註冊資本規定。根據德寶之公司組織章程細則，餘下約59,549,000港元之款項於一九九九年三月十八日到期支付。本集團已與有關當局討論修訂德寶之公司組織章程細則之原有條款，包括註冊股本總額。直至本年報日期止，本集團仍未取得有關當局之批准。

16. 於附屬公司之權益（續）

(v) 東莞恒惠是根據中國法律成立之中外合營企業，註冊資本為67,940,000港元。於結算日，本集團已將價值約62,505,000港元之廠房及機器作為資本出資，以符合註冊資本規定。於二零零四年十二月三十一日，東莞恒惠之少數股東仍未就餘下5,435,000港元之註冊資本出資。

(vi) 橫崗是根據中國法律成立之由於本集團每年向合營企業支付約2,830,000港元（二零零三年：2,830,000港元）之款項，因此有權分佔橫崗全部溢利，亦需承擔全部虧損。

(vii) 於二零零四年一月二日，本集團透過與獨立第三方訂立之買賣協議出售恒光行10%權益。在協議完成後，本集團於恒光行之股本權益由61%減至51%，所產生之所得款項淨額為8,406,000港元。另外，於二零零五年一月二十日，本集團與獨立第三方簽訂協議出售46%恒光行之權益。

上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本公司附屬公司。董事認為，列載其他附屬公司詳情將導致資料過於冗長。

17. 於聯營公司之權益

	本集團	
	二零零四年	二零零三年
	千港元	千港元
應佔資產淨值	**128,876**	143,592
應收聯營公司之款項	**8,467**	5,005
減值虧損撥備	**(100,123)**	(113,016)
	37,220	35,581

應收聯營公司之款項乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

應付聯營公司之款項乃無抵押及不計利息，且無固定償付期限。

17. 於聯營公司之權益(續)

以下為主要聯營公司之詳情：

名稱	業務架構	註冊成立及營運地點	本集團應佔股本百分比 二零零四年	二零零三年	主要業務
東莞粵恒光學有限公司	公司	中國	26%	31%	製造光學鏡片
東莞粵恒光學(香港)有限公司	公司	香港	26%	31%	買賣光學產品
Dongguan Yueheng Optical (BVI) Company Limited	公司	英屬處女群島	26%	31%	融資活動及推廣光學產品

上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本集團聯營公司。董事認為，列載其他聯營公司詳情將導致資料過於冗長。

18. 預付租金

	本集團 二零零四年 千港元	二零零三年 千港元
成本		
年初及年終	**10,500**	10,500
攤銷		
年初	**7,123**	6,386
本年度撥備	**737**	737
年終	**7,860**	7,123
賬面淨值		
年終	**2,640**	3,377

18. 預付租金(續)

預付租金為怡富之合營夥伴之出資額，出資方式為在合營期內提供使用該合營夥伴所擁有物業之權利。

預付租金於首階段合營年期15年以直線基準予以攤銷。

19. 遞延產品開發成本

	本集團	
	二零零四年	二零零三年
	千港元	千港元
成本		
年初	**19,376**	17,599
增加	**2,499**	1,777
年終	**21,875**	19,376
累計攤銷及耗蝕		
年初	**14,593**	13,404
年內攤銷撥備	**1,421**	1,189
年終	**16,014**	14,593
賬面淨值		
年終	**5,861**	4,783

20. 應收貸款

	本集團	
	二零零四年	二零零三年
	千港元	千港元
有抵押	**3,000**	12,254
無抵押	**67**	67
	3,067	12,321
減：非即期部份	**(2,000)**	–
	1,067	12,321

應收貸款年利率為3厘至12厘(二零零三年：最優惠貸款利率至12厘)。

21. 持作出售物業

	本集團	
	二零零四年	二零零三年
	千港元	千港元
按成本值	**6,333**	12,666
減：耗損撥備	**(333)**	(6,966)
	6,000	5,700

持作出售物業均位於香港，並以中期租約持有。

22. 短期投資

	本集團	
	二零零四年	二零零三年
	千港元	千港元
交易證券		
－香港上市證券	**7,491**	–

23. 存貨

	本集團	
	二零零四年	二零零三年
	千港元	千港元
原材料	**54,121**	38,510
在製品	**10,168**	19,982
製成品	**25,121**	19,418
	89,410	77,910

於二零零四年十二月三十一日，所有存貨按成本值列賬。

24. 應收賬款

本集團按賬齡分析之應收賬款如下：

	二零零四年		二零零三年	
	千港元	**百分比**	千港元	百分比
即時至三個月	**93,523**	**75**	111,448	74
四個月至六個月	**2,597**	**2**	17,509	12
七個月至一年	**14,532**	**12**	16,202	11
超過一年	**13,533**	**11**	5,450	3
	124,185	**100**	150,609	100
撥備	**(8,296)**		(10,193)	
撥備後總額	**115,889**		140,416	

本集團向顧客授出之一般信用期限介乎21日至120日。

25. 應付賬款

本集團按賬齡分析之應付賬款如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
即時至三個月	**52,736**	94,877
四個月至六個月	**34,148**	19,893
七個月至一年	**5,298**	3,252
超過一年	**522**	1,253
	92,704	119,275

賬齡少於四個月之應付賬款佔應付賬款總額57%(二零零三年：79.5%)。

26. 長期服務金撥備

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
年初	**1,243**	1,465	**240**	240
年內已動用款項	**(294)**	(222)	**(10)**	—
年終	**949**	1,243	**230**	240

根據香港僱傭條例，本集團就預期未來可能向僱員作出之長期服務金作出撥備，其進一步闡述載於財務報告附註3「僱員福利」一段。是項撥備乃按照僱員截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

27. 遞延稅項負債

	加速稅項折舊
	千港元
於二零零四年一月一日及二零零四年十二月三十一日	1,433

本集團有香港產生之稅損約177,890,000港元（二零零三年：150,452,000港元），可供無限期用作抵銷產生稅損之公司之未來應課稅溢利。由於遞延稅項資產在經已虧損達一段時間之附屬公司產生，故並無就該等稅損確認遞延稅項資產。

28. 已發行股本

	二零零四年	二零零三年
	千港元	千港元
法定：		
50,000,000,000股（二零零三年：50,000,000,000）普通股，每股0.01港元（二零零三年：0.01港元）	**500,000**	500,000
已發行並繳足：		
286,068,644股（二零零三年：286,068,644)普通股，每股0.01港元（二零零三年：0.01港元）	**2,861**	2,861

年內並無購回任何股份。

29. 購股權計劃

(a) 本公司之購股權計劃

本公司設立一項購股權計劃(「明日計劃」)旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。明日計劃之合資格參與者包括本公司之董事(包括獨立非執行董事)、本集團之其他僱員、向本集團供應貨品或提供服務之供應商、本集團之客戶、本公司股東及本公司附屬公司之任何少數股東。明日計劃從二零零二年五月二十九日開始生效,除非另行撤銷或修改,否則自該日起十年內一直有效。

根據明日計劃獲准授出而目前尚未行使之購股權數目,待其行使時,最多相等於本公司當時已發行股份之10%。於任何十二個月期間內,根據明日計劃授予各合資格參與者之購股權可予發行之股份數目最多不得超過本公司當時已發行股份之1%。任何超出此限額之進一步授出購股權之舉措,須於股東大會上取得股東批准。上取得股東批准。

向本公司任何董事、行政總裁或主要股東或彼等任何聯繫人士授出購股權,須經獨立非執行董事事先批准。此外,於任何十二個月期間內,向本公司任何主要股東或獨立非執行董事或彼等任何聯繫人士授出任何購股權,如超出本公司當時已發行股份0.1%,或合共價值(按本公司股份於授出當日之價格計算)超逾5百萬港元者,則須事先在股東大會上取得股東批准。

提呈授出之購股權可於提呈當日起二十一日內予以接納,承授人須於接納時支付總共1港元之象徵式代價。任何購股權可按照明日計劃於不超過五年之期間內隨時予以行使。該期間於購股權授出之日起計,至該期間結束時為止。

購股權之行使價須由董事釐定,惟須不低於(i)本公司股份於提呈授出購股權日期在聯交所之收市價;(ii)本公司股份於緊接提呈授出購股權日期前五個交易日在聯交所之平均收市價;及(iii)普通股面值三者中之較高者。

購股權並不賦予其持有人獲取股息或於股東大會上投票之權利。

於年內並無授出其他購股權。於結算日,並無購股權尚未行使。

29. 購股權計劃（續）

(b) 恒光行之購股權計劃

有關恒光行計劃之所有詳情與「本公司之購股權計劃」所述事宜相同，惟恒光行計劃自二零零二年五月二十八日開始生效，以及除非另行撤銷或修改，否則自生效之日起十年內一直有效。

恒光行於年內並無授出其他購股權。於結算日，恒光行並無購股權尚未行使。

30. 儲備

(a) 本集團

本集團之儲備金額及其於本年度與上年度之變動情況載列於綜合股本變動表內。

(b) 本公司

	股份溢價 千港元	資本贖回儲備 千港元	實繳盈餘 千港元	保留溢利 千港元	合計 千港元
於二零零三年一月一日	200,556	77	84,917	3,878	289,428
股本	–	–	283,208	–	283,208
年內純溢利	–	–	–	30,768	30,768
於二零零三年十二月三十一日及二零零四年一月一日	200,556	77	368,125	34,646	603,404
年內純溢利	–	–	–	1,538	1,538
於二零零四年十二月	200,556	77	368,125	36,184	604,942

根據百慕達一九八一年公司法（經修訂），本公司之實繳盈餘可於若干情況下分派予股東。

31. 或然負債

	本公司	
	二零零四年	二零零三年
	千港元	千港元
就授予附屬公司銀行融資而作出之擔保	**28,300**	22,400

於結算日，本集團概無其他重大或然負債(二零零三年：無)。

32. 承擔

(a) 資本承擔

	本集團	
	二零零四年	二零零三年
	千港元	千港元
遞延產品開發成本		
已訂約	**–**	–
已批准但未訂約	**811**	1,199
	811	1,199
向於中國註冊之附屬公司出資之承擔	**4,618**	9,638

於結算日，本公司並無重大承擔(二零零三年：無)。

(b) 經營租約承擔

本集團根據經營租約安排租用若干辦公室物業、廠房、貨倉及辦公室設備。辦公室物業、廠房及貨倉之協商租賃期由1年至15年不等，而辦公室設備之租賃期為3年。

32. 承擔(續)

(b) 經營租約承擔(續)

於二零零四年十二月三十一日，本集團及本公司根據不可撤銷經營租約應付之日後最低租金總額如下：

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
土地及樓宇：				
一年內	**10,010**	9,753	**1,756**	2,282
第二至第五年（包括首尾兩年）	**19,258**	17,640	**5,127**	–
五年以後	**3,538**	6,389	**–**	–
	32,806	33,782	**6,883**	2,282
辦公室設備：				
一年內	**210**	55	**–**	–
第二至第五年（包括首尾兩年）	**89**	34	**–**	–
	299	89	**–**	–
	33,105	33,871	**6,883**	2,282

33. 關連及有關連人士交易

年內，本集團已進行下列之關連及有關連人士交易：

(i) 本集團之全資附屬公司向本集團持有57%權益之附屬公司怡德綫路板有限公司(「怡德」)授出一項16,000,000港元(二零零三年：7,000,000港元)之貸款，供怡德用作一般營運資金。該貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(ii) 另外，本集團有總上限為28,300,000港元(二零零三年：22,400,000港元)之若干銀行融資，由本集團一間全資附屬公司共同使用。該等銀行融資由兩間本集團均持有57%權益之附屬公司怡德及Plentiful及本集團若干全資附屬公司之公司擔保及本集團若干租約土地及樓宇作抵押(附註13)。

33. 關連及有關連人士交易(續)

(iii) 本集團之一間全資附屬公司Probest於二零零三年向本集團另一間附屬公司恒光行發行承兌票據。該應付承兌票據為無抵押，於二零零六年六月一日到期，並按當時香港最優惠利率加1厘之年息計算每年計息。年內，Probest應收之利息收入為13,567,000港元(二零零三年: 15,076,000港元)。

(iv) 除於本財務報告其他部份詳述之交易及結餘外，年內，本集團與關連各方曾進行下列重大交易：

	附註	**二零零四年 千港元**	二零零三年 千港元
銷售商品予聯營公司	(i)	**10,224**	8,390
向聯營公司購買產品	(ii)	**14,807**	12,755
向聯營公司收取管理費收入	(iii)	**585**	2,346

(i) 是項對聯營公司之銷售乃按照本集團給予主要第三方客戶之公開價格、條款及條件進行。

(ii) 是項對聯營公司之購買乃按各聯營公司給予其主要第三方客戶之公開價格、條款及條件進行。

(iii) 管理費收入乃按管理層對聯營公司使用之辦公室物業及公共設施之成本估計計算收取。

34. 結算日後事項

結算日後，本集團及本公司就進一步出售恒光行之權益進行以下事項：

a) 於二零零五年一月二十日，本公司之一間全資附屬公司Probest、滙富金融控股有限公司之附屬公司Rich Global Investments Limited(「Rich Global」)及Kingsway Lion Spur Technology Limited(「Kingsway Lion」)，以及一名獨立第三方China Time Investment Holdings Limited(「China Time」)訂立了一份有條件買賣協議(經二零零五年四月十三日補充協議修訂)(「股份出售協議」)，據此，受限於完成若干條件，China Time同意以43,121,893港元、4,688,496港元及8,437,140港元分別從Probest、Rich Global及Kingsway Lion購入彼等持有恒光行實業有限公司(「恒光行」)現有已發行股份之1,437,396,440股、156,283,205股及281,238,000股，約為恒光行現有已發行股份之60%。

34. 結算日後事項(續)

(a) Probest應收之銷售所得款項按如下方式分兩期收取：

i) 股份出售協議完成後六個月內收取23,121,893港元；及

ii) 於股份出售協議完成週年日收取20,000,000港元。

股份出售協議完成後，Probest將持有恒光行現有已發行股份約5%，而恒光行持有Profitown Investment Coropration(「Profitown」) 70%已發行股本。Probest於結算日直接持有Profitown 30%已發行股本。

(b) 於二零零五年一月二十日，Probest、恒光行及Profitown訂立一份有條件貸款重組協議(「貸款重組協議」)，據此，Probest有條件同意豁免恒光行結欠Probest承兌票據下之未償還本金，以抵銷Profitown結欠恒光行之債項(於二零零五年四月十八日為112,167,732港元)(「Profitown／恒光行貸款」)，以及由二零零三年十一月五日至上文(a)段所述之股份出售協議日期(包括該日)債項之利息及拖欠利息約12,669,995港元，以及至貸款重組協議之條件獲達成之生效日期(包括該日)債項下任何可能應計之進一步利息。

作為貸款重組協議之部份及於所有指定條件獲達成之生效日期，Profitown將向Probest發行及交付新承兌票據，作為恒光行承諾豁免一項相當於Profitown／恒光行貸款下債務之金額(於二零零五年四月十八日為112,167,732港元)之代價。此外，恒光行將向Probest簽立一項擔保(「恒光行擔保」)，倘Profitown因任何原因未能支付根據將發行予Probest之承兌票據應付之本金，恒光行將在Probest要求時無條件支付及償付Profitown於未能還款時及之後根據新承兌票據所有應付之利息。恒光行於恒光行擔保下之責任為無抵押，及倘下文(c)段所述之認沽期權獲行使及完成認沽期權下擬進行之交易，該等責任將會終止。

截至二零零四年四月十八日，Probest將予豁免債項下之本金額、利息及拖欠利息約為66,000,000港元。

34. 結算日後事項(續)

(c) 上述股份出售協議(上文(a)段所述)完成前及緊隨股份出售協議完成後，Probest及恒光行將分別持有Profitown 30%及70%權益，於完成股份出售協議後，恒光行、Probest及本公司以及Profitown將簽訂一項股東協議權益，以規管Profitown之管理(「Profitown股東協議」)。根據Profitown股東協議之主要條款，恒光行有權要求Probest或一名由Probest促使之獨立第三方認購其所有(並非部份)股份(「認沽期權」)，佔Profitown全部現有已發行股份之70%，認沽期權可於股份出售協議完成日前起計30個月期間屆滿前任何時間，以相當於該等股份應佔之認沽期權行使當日Profitown有形資產淨值之價格行使，而該買方將以零代價承擔於Profitown股東協議日期前恒光行結欠Profitown集團任何成員公司之所有負債。倘以Profitown最近期刊發之經審核賬目中所採納之基準及會計政策所計算之Profitown有形資產淨值於完成日期起計30個月期間下跌至零以下，如該等虧絀超逾應付Probest新承兑票據下之未償還本金額及應計利息，則Probest將應要求就有關虧絀向Profitown作出賠償。倘(i)ChinaTime於恒光行之總股權降至51%以下；(ii)自股份出售協議日期以來，ChinaTime董事會之多數成員與股份出售協議所披露者相比有任何改變；及(iii)王安康先生不再為ChinaTime最少75%股權之法定及實益擁有人，則認沽期權及Probest所提供之該等賠償保證將會終止，而Probest將無須承擔任何進一步責任。

(d) 股份出售協議完成後，本公司及其全資附屬公司Probest將向China Time簽署一份契據(「明日國際集團契據」)，據此，倘於本公司、恒光行及China Time於二零零五年四月十八日之聯合公佈中所詳述之若干情況下，如恒光行中斷於聯交所上市，Probest須應要求賠償China Time 56,247,530港元。

於上述股份出售協議及貸款重組協議完成後，本集團將獲得收益約43,000,000港元。

上述股份出售協議、貸款重組協議、股東協議及明日國際集團契據之詳細內容及完成條款載於本公司、恒光行及China Time二零零五年四月十八日之聯合公佈。

35. 母公司

董事認為，截至結算日於英屬處女群島註冊成立之Winspark Venture Limited為其母公司。

物業	詳情	地段編號	種類	租期
香港				
1. 香港半山舊山頂道23號帝景園第4座36樓A室及LG3層第49號停車位。	該物業之總樓面面積為182.27平方米（不包括停車位）。	內地段第1093號A段餘段，內地段第1093號之餘段，以及內地段第1218號及其延伸部份10650份之23份。	住宅	該物業由一八八七年十月三日起計持有999年。
2. 香港半山舊山頂道23號帝景園第5座17樓B室及LG1層第51號停車位。	該物業之總樓面面積為184.04平方米（不包括停車位）。	內地段第1093號A段餘段，內地段第1093號之餘段，以及內地段第1218號及其延伸部份10650份之23份。	住宅	該物業由一八八七年十月三日起計持有999年。
3. 香港半山舊山頂道23號帝景園第5座25樓A室及LG3層第81號停車位。	該物業之總樓面面積為182.27平方米（不包括停車位）。	內地段第1093號A段餘段，內地段第1093號之餘段，以及內地段第1218號及其延伸部份10650份之23份。	住宅	該物業由一八八七年十月三日起計持有999年。
4. 香港半山舊山頂道23號帝景園第5座35樓A室及LG3層第18號停車位。	該物業之總樓面面積為182.27平方米（不包括停車位）。	內地段第1093號A段餘段，內地段第1093號之餘段，以及內地段第1218號及其延伸部份10650份之23份。	住宅	該物業由一八八七年十月三日起計持有999年。